UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2008
Commission file number 1- 32479
TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)
4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐       No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2008

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	$	$	$	$
		(Restated –		(Restated –
		Note 19)		Note 19)

VOYAGE REVENUES (notes 11 and 12)	62,316	78,317	135,927	138,019

OPERATING EXPENSES (note 11)
Voyage expenses	649	274	1,057	540
Vessel operating expenses	20,792	13,930	39,199	27,751
Depreciation and amortization	18,872	16,555	37,662	32,374
General and administrative	5,745	3,759	10,200	7,277

Total operating expenses	46,058	34,518	88,118	67,942

Income from vessel operations	16,258	43,799	47,809	70,077

OTHER ITEMS
Interest gain (expense) (notes 5, 8 and 12)	40,396	27,653	(65,139)	2,813
Interest (loss) income (note 12)	(6,025)	(9,948)	36,766	(65)
Foreign currency exchange loss (note 8)	(29)	(5,682)	(33,920)	(10,482)
Other loss — net (note 9)	(542)	(829)	(687)	(1,545)

Total other items	33,800	11,194	(62,980)	(9,279)

Income (loss) before non-controlling interest	50,058	54,993	(15,171)	60,798
Non-controlling interest	(18,342)	(13,568)	4,664	(12,908)

Net income (loss)	31,716	41,425	(10,507)	47,890

Dropdown Predecessor’s interest in net income (note 1)	—	—	894	—
General partner’s interest in net income	3,316	10,077	2,455	10,207
Limited partners’ interest: (note 15)
Net income (loss)	28,400	31,348	(13,856)	37,683
Net income (loss) per:
• Common unit (basic and diluted)	0.67	0.87	(0.47)	1.18
• Subordinated unit (basic and diluted)	0.67	0.87	(0.47)	0.87
• Total unit (basic and diluted)	0.67	0.87	(0.47)	1.05

Weighted-average number of units outstanding:
• Common units (basic and diluted)	29,494,930	21,327,360	26,017,738	20,786,956
• Subordinated units (basic and diluted)	13,034,429	14,734,572	13,884,501	14,734,572
• Total units (basic and diluted)	42,529,359	36,061,932	39,902,239	35,521,528

Cash distributions declared per unit	0.53	0.4625	1.06	0.925

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	June 30, 2008	December 31, 2007
	$	$
ASSETS
Current
Cash and cash equivalents	78,811	91,891
Restricted cash — current (note 5)	33,520	26,662
Accounts receivable	1,510	10,668
Prepaid expenses	8,663	5,519
Other current assets	1,685	1,294
Current portion of derivative assets (notes 2 and 12)	5,527	4,628
Advances to joint venture (note 11g)	19,272	7,512
Advances to joint venture partner (note 7)	3,402	—

Total current assets	152,390	148,174

Restricted cash — long-term (note 5)	661,608	652,567

Vessels and equipment (note 8)
At cost, less accumulated depreciation of $105,622 (2007 — $88,866)	884,656	890,741
Vessels under capital lease, at cost, less accumulated depreciation of $90,095 (2007 — $74,441) (note 5)	926,140	934,058
Advances on newbuilding contracts (note 13a)	322,897	240,773

Total vessels and equipment	2,133,693	2,065,572

Investment in and advances to joint venture (note 11g)	895,920	685,730
Advances to joint venture partner (note 7)	5,903	9,631
Other assets	31,651	37,762
Derivative assets (notes 2 and 12)	38,115	28,966
Intangible assets — net (note 6)	146,370	150,935
Goodwill (note 6)	39,279	39,279

Total assets	4,104,929	3,818,616

LIABILITIES AND PARTNERS’ EQUITY
Current
Accounts payable	13,883	8,693
Accrued liabilities	24,621	22,390
Unearned revenue	8,582	5,462
Current portion of long-term debt (note 8)	117,363	71,509
Current obligations under capital lease (note 5)	41,925	150,791
Current portion of derivative liabilities (notes 2 and 12)	19,245	7,681
Advances from joint venture partners (note 7)	1,207	615
Advances from affiliates (note 11l)	104,157	268,477

Total current liabilities	330,983	535,618

Long-term debt (note 8)	1,995,826	1,654,202
Long-term obligations under capital lease (note 5)	830,639	706,489
Other long-term liabilities	1,217	—
Derivative liabilities (notes 2 and 12)	69,801	71,637

Total liabilities	3,228,466	2,967,946

Commitments and contingencies (notes 5, 12 and 13)

Non-controlling interest	47,296	141,378

Partners’ equity
Dropdown Predecessor equity (note 11k)	—	1,118
Partners’ equity	829,167	708,174
Accumulated other comprehensive loss (note 10)	—	—

Total partners’ equity	829,167	709,292

Total liabilities and partners’ equity	4,104,929	3,818,616

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2008	2007
	$	$
		(Restated – Note 19)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net (loss) income	(10,507)	47,890
Non-cash items:
Unrealized loss (gain) on derivative instruments (note 12)	5	(54,245)
Depreciation and amortization	37,662	32,374
Deferred income tax expense	88	1,416
Foreign currency exchange loss	34,068	10,522
Equity based compensation	184	184
Non-controlling interest	(4,664)	12,908
Accrued interest and other — net	6,850	(890)
Change in non-cash working capital items related to operating activities	9,471	(7,286)
Expenditures for drydocking	(7,896)	(172)

Net operating cash flow	65,261	42,701

FINANCING ACTIVITIES
Excess of purchase price over the contributed basis of Teekay Nakilat (III) Holdings Corporation (note 11g)	(12,192)	—
Excess of purchase price over the contributed basis of Teekay Nakilat Holdings Corporation (note 11h)	—	(4,879)
Distribution to Teekay Corporation for the purchase of Kenai LNG Carriers (note 11k)	(230,000)	—
Distribution to Teekay Corporation for the purchase of Dania Spirit LLC (note 11i)	—	(18,548)
Proceeds from long-term debt	615,796	653,191
Capitalized loan costs	(1,329)	(931)
Scheduled repayments of long-term debt	(18,433)	(13,113)
Scheduled repayments of capital lease obligations	(4,495)	(4,384)
Prepayments of long-term debt	(245,000)	(160,000)
Proceeds from issuance of common units	202,519	86,300
Advances from affiliates	2,128	(415)
Repayments of advances from affiliates	(1,766)	—
Advances from joint venture partners	593	22,112
Repayment of joint venture partner advances	—	(3,686)
Decrease (increase) in restricted cash	1,228	(82,685)
Cash distributions paid	(45,026)	(33,012)
Equity distribution from Teekay Corporation	3,281	—

Net financing cash flow	267,304	439,950

INVESTING ACTIVITIES
Advances to joint venture	(211,491)	(354,341)
Return of capital from Teekay BLT Corporation (note 11f)	(19,600)	—
Receipt of Spanish re-investment tax credit (note 16)	5,431	—
Purchase of Teekay Nakilat (III) Holdings Corporation (note 11g)	(36,903)	—
Purchase of Teekay Nakilat Holdings Corporation (note 11h)	—	(48,847)
Expenditures for vessels and equipment	(83,082)	(78,857)

Net investing cash flow	(345,645)	(482,045)

(Decrease) increase in cash and cash equivalents	(13,080)	606
Cash and cash equivalents, beginning of the period	91,891	29,288

Cash and cash equivalents, end of the period	78,811	29,894

Supplemental cash flow information (note 14)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS’/DROPDOWN PREDECESSOR’S EQUITY
(in thousands of U.S. dollars and units)

	Dropdown	PARTNERS’ EQUITY
	Predecessor’s	Limited Partners				General
	Equity	Common		Subordinated		Partner	Total
	$	Units	$	Units	$	$	$
Balance as at December 31, 2007	1,118	22,540	454,459	14,735	227,133	26,582	709,292
Net income (loss)	894	—	(5,856)	—	(8,000)	2,455	(10,507)
Net change in parent’s equity in Dropdown Predecessor (notes 1 and 14)	224,366		—		—	—	224,366
Cash distributions	—	—	(27,664)	—	(15,618)	(1,744)	(45,026)
Proceeds from follow-on public offering of units, net of offering costs of $6.2 million (note 3)	—	7,114	198,345	—	—	4,174	202,519
Re-investment tax credit received (note 16)	—	—	3,218	—	2,104	109	5,431
Equity based compensation	—	—	118	—	62	4	184
Conversion of 25% of subordinated units to common (note 15)	—	3,684	46,040	(3,684)	(46,040)	—	—
Purchase of Teekay Nakilat (III) Holdings Corporation (note 11g)	—	—	(10,866)	—	(15,286)	(940)	(27,092)
Purchase of Kenai LNG Carriers from Teekay Corporation (note 11k)	(226,378)	—	(1,305)	—	(2,203)	(114)	(230,000)

Balance as at June 30, 2008	—	33,338	656,489	11,051	142,152	30,526	829,167

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
1. Basis of Presentation
The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These financial statements include the accounts of Teekay LNG Partners L.P. (or Teekay LNG), which is a limited partnership organized under the laws of the Republic of The Marshall Islands, and its wholly owned or controlled subsidiaries and the Dropdown Predecessor, as described below (collectively, the Partnership). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership’s restated audited consolidated financial statements for the year ended December 31, 2007 which are included on Form 20-F/A filed on December 2, 2008. In the opinion of management of Teekay GP L.L.C., the General Partner of Teekay LNG (or the General Partner), these interim consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership’s consolidated financial position, results of operations, and changes in partners’ equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation. Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.
As required by Statement of Financial Accounting Standards (or SFAS) No. 141, the Partnership accounts for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting prescribed by SFAS No. 141 for such transfers is similar to pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Partnership over Teekay Corporation’s historical cost is accounted for as an equity distribution to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Partnership and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, the Partnership’s financial statements prior to the date the interests in these vessels were actually acquired are retroactively adjusted to include the results of these vessels during the periods under common control of Teekay Corporation.
On January 1, 2007, the Partnership acquired interests in a 2000-built LPG carrier, the Dania Spirit, and the related long-term, fixed rate charter contract from Teekay Corporation. On April 1, 2008, the Partnership acquired interests in two LNG vessels (the Kenai LNG Carriers) from Teekay Corporation and immediately chartered the vessels back to Teekay Corporation. These transactions were deemed to be business acquisitions between entities under common control. As a result, the Partnership’s balance sheet as at December 31, 2007, statements of income (loss) for the six months ended June 30, 2008, statements of cash flows for the six months ended June 30, 2008 and 2007, and statements of changes in partners’ equity for the six months ended June 30, 2008 reflect these three vessels, referred to herein as the Dropdown Predecessor, as if the Partnership had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. These vessels began operations under the ownership of Teekay Corporation on April 1, 2003 (Dania Spirit), and December 13 and 14, 2007 (the Kenai LNG Carriers). The effect of adjusting the Partnership’s financial statements to account for this common control exchange increased our net income by $0.9 million for the three and six months ended June 30, 2008.
The consolidated financial statements reflect the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the vessel. General and administrative expenses (consisting primarily of salaries and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented. In addition, if the Dropdown Predecessor was capitalized in part with non-interest bearing loans from Teekay Corporation and its subsidiaries, these intercompany loans were generally used to finance the acquisition of the vessels. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans. Management believes these allocations reasonably presents the general and administrative expenses and interest expense of the Dropdown Predecessor.
The accompanying consolidated financial statements have been restated. The nature of the restatements and the effect on the consolidated financial statement line items is discussed in Note 19 of the notes to consolidated financial statements. In addition, certain disclosures in the following notes have been restated to be consistent with the consolidated financial statements.
On May 6, 2008, the date the vessels commenced operations, the Partnership acquired Teekay Corporation’s 100% ownership interest in Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)) in exchange for a non-interest bearing and unsecured promissory note. Teekay Nakilat (III) owns 40% of Teekay Nakilat (III) Corporation (RasGas 3 Joint Venture), which in turn has a 100% interest relating to the four LNG carriers (the RasGas 3 LNG Carriers). On the date the first vessel was delivered to the RasGas 3 Joint Venture from the shipyard the Partnership acquired the shares of Teekay Nakilat (III) and therefore, Teekay Nakilat (III) was no longer a variable interest entity and its results form part of the consolidated financial statements.
During the quarter ended June 30, 2008, $7.4 million of critical spares inventory was reclassified from other assets to fixed assets and is being depreciated over the remaining life of the assets (thirty-four years) on a straight-line basis.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
2. Fair Value Measurements
Effective January 1, 2008, the Partnership adopted Statement of Financial Accounting Standards (or SFAS) No. 157, Fair Value Measurements. In accordance with Financial Accounting Standards Board Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, the Partnership will defer the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Partnership’s fair value measurements.
SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosure about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.
The following table presents the Partnership’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy.

	Fair Value at
	June 30, 2008
	Asset /
	(Liability)	Level 1	Level 2	Level 3
	$	$	$	$

Interest rate swap agreements — assets (1)	45,328		45,328
Interest rate swap agreements — liabilities (1)	(66,027)	—	(66,027)	—
Other derivatives (2)	(27,922)	—	—	(27,922)

(1)
The fair value of the Partnership’s interest rate swap agreements is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Partnership and the swap counterparties. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as derivative assets and liabilities could vary by a material amount in the near term.

(2)
The Partnership’s other derivative agreement is between Teekay Corporation and the Partnership and relates to hire payments under the time-charter contract for the Toledo Spirit (see Note 11e). The fair value of this derivative agreement is the estimated amount that the Partnership would receive or pay to terminate the agreement at the reporting date, based on the present value of Partnership’s projection of future spot market rates, which has been derived from current spot market rates and long-term historical average rates.

Changes in fair value during the three months ended June 30, 2008 for assets and liabilities that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

Asset / (Liability)
$

Fair value at December 31, 2007	(15,952)
Total unrealized losses reflected as a reduction of voyage revenues	(11,970)

Fair value at June 30, 2008	(27,922)

3. Public Offering
On April 23, 2008, the Partnership completed a follow-on public offering of 5.0 million common units at a price of $28.75 per unit, for gross proceeds of approximately $143.8 million. On May 8, 2008, the underwriters partially exercised their over-allotment option and purchased an additional 375,000 common units for an additional $10.8 million in gross proceeds to the Partnership. Concurrently with the public offering, Teekay Corporation acquired 1.7 million common units of the Partnership at the same public offering price for a total cost of $50.0 million. As a result of these equity transactions, the Partnership raised gross equity proceeds of $208.7 million (including the General Partner’s 2% proportionate capital contribution), and Teekay Corporation’s ownership in the Partnership was reduced from 63.7% to 57.7% (including its indirect 2% General Partner interest). The Partnership used the total net proceeds from the equity offerings of approximately $202.5 million to reduce amounts outstanding under the Partnership’s revolving credit facilities that were used to fund the acquisitions of interests in liquefied natural gas (or LNG) carriers.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
4. Segment Reporting
The Partnership has two reportable segments: its liquefied gas segment and its Suezmax tanker segment. The Partnership’s liquefied gas segment consists of LNG carriers and a liquefied petroleum gas (or LPG) carrier subject to long-term, fixed-rate time charters to international energy companies. As at June 30, 2008 and excluding newbuilding vessels, the Partnership’s liquefied gas segment consisted of twelve LNG carriers (including three RasGas 3 LNG Carriers (as defined in Note 11(g) below) which are accounted for under the equity method) and one LPG carrier. The Partnership’s Suezmax tanker segment consists of eight Suezmax-class crude oil tankers operating on long-term, fixed-rate time-charter contracts to international energy companies. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership’s restated audited consolidated financial statements for the year ended December 31, 2007.
The following table presents results for these segments for the three and six months ended June 30, 2008 and 2007:

	Three Months Ended June 30,
	2008			2007
	Liquefied	Suezmax		Liquefied	Suezmax
	Gas	Tanker		Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
					(restated)	(restated)

Voyage revenues	53,497	8,819	62,316	44,092	34,225	78,317
Voyage expenses	452	197	649	8	266	274
Vessel operating expenses	13,207	7,585	20,792	8,094	5,836	13,930
Depreciation and amortization	14,234	4,638	18,872	11,551	5,004	16,555
General and administrative (1)	3,048	2,697	5,745	1,871	1,888	3,759

Income from vessel operations	22,556	(6,298)	16,258	22,568	21,231	43,799

	Six Months Ended June 30,
	2008			2007
	Liquefied	Suezmax		Liquefied	Suezmax
	Gas	Tanker		Gas	Tanker
	Segment	Segment	Total	Segment	Segment	Total
	$	$	$	$	$	$
					(restated)	(restated)

Voyage revenues	109,629	26,298	135,927	81,568	56,451	138,019
Voyage expenses	602	455	1,057	13	527	540
Vessel operating expenses	24,976	14,223	39,199	16,261	11,490	27,751
Depreciation and amortization	28,430	9,232	37,662	22,365	10,009	32,374
General and administrative (1)	5,510	4,690	10,200	3,659	3,618	7,277

Income from vessel operations	50,111	(2,302)	47,809	39,270	30,807	70,077

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	June 30, 2008	December 31, 2007
	$	$

Liquefied gas segment	3,608,393	3,298,495
Suezmax tanker segment	405,867	410,749
Unallocated:
Cash and cash equivalents	78,811	91,891
Accounts receivable, prepaid expenses and other assets	11,858	17,481

Consolidated total assets	4,104,929	3,818,616

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
5. Leases and Restricted Cash
Capital Lease Obligations
RasGas II LNG Carriers. As at June 30, 2008, the Partnership owned an indirect 70% interest in Teekay Nakilat Corporation (or Teekay Nakilat), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the RasGas II LNG Carriers) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or RasGas II), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carriers capital leases include the Partnership’s joint venture partner’s 30% share.
Under the terms of the RasGas II capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the rentals payable under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. However, Teekay Nakilat may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat will be required to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.
At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. As at June 30, 2008, the commitments under these capital leases approximated $1.01 billion, including imputed interest of $615.9 million, repayable as follows:

Year	Commitment
2008	$12.0 million
2009	$24.0 million
2010	$24.0 million
2011	$24.0 million
2012	$24.0 million
Thereafter	$977.1 million
Spanish-Flagged LNG Carrier. As at June 30, 2008, the Partnership was the lessee under a capital lease on one Spanish-flagged LNG carrier (the Madrid Spirit) which is structured as a “Spanish tax lease”. The Partnership was a party to a similar Spanish tax lease for another LNG carrier (the Catalunya Spirit) until it purchased the vessel pursuant to the capital lease in December 2006. Under the terms of the Spanish tax lease for the Madrid Spirit, which includes the Partnership’s contractual right to full operation of the vessel pursuant to a bareboat charter, the Partnership will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the interest rate implicit in the Spanish tax lease was 5.8%. As at June 30, 2008, the commitments under this capital lease, including the purchase obligation, approximated 141.7 million Euros ($223.4 million), including imputed interest of 18.3 million Euros ($28.9 million), repayable as follows:

Year	Commitment
2008	24.4 million Euros ($38.5 million	)
2009	25.6 million Euros ($40.4 million	)
2010	26.9 million Euros ($42.4 million	)
2011	64.8 million Euros ($102.1 million	)
Suezmax Tankers. As at June 30, 2008, the Partnership was a lessee under capital leases on five Suezmax tankers. Under the terms of the lease arrangements, which include the Partnership’s contractual right to full operation of the vessels pursuant to bareboat charters, the Partnership is required to purchase these vessels after the end of their respective lease terms for a fixed price. At their inception, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at June 30, 2008, the remaining commitments under these capital leases, including the purchase obligations, approximated $239.1 million, including imputed interest of $30.2 million, repayable as follows:

Year	Commitment
2008	$12.3 million
2009	$134.4 million
2010	$8.4 million
2011	$84.0 million

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
Restricted Cash
Under the terms of the capital leases for the four LNG carriers described above, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligation to purchase the Spanish-flagged LNG carrier at the end of the lease period. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 8). The interest rates earned on the deposits approximate the interest rates implicit in the leases.
As at June 30, 2008 and December 31, 2007, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $487.3 million and $492.2 million, respectively. As at June 30, 2008 and December 31, 2007, the weighted-average interest rates earned on the deposits were 2.8% and 5.3%, respectively.
As at June 30, 2008 and December 31, 2007, the amount of restricted cash on deposit for the Spanish-flagged LNG carrier was 125.9 million Euros ($198.4 million) and 122.8 million Euros ($179.2 million), respectively. As at June 30, 2008 and December 31, 2007, the weighted-average interest rate earned on the deposit was 5.0%.
The Partnership also maintains restricted cash deposits relating to certain term loans, which totaled 6.0 million Euros ($9.4 million) and 5.3 million Euros ($7.8 million) as at June 30, 2008 and December 31, 2007, respectively.
6. Intangible Assets and Goodwill
As at June 30, 2008 and December 31, 2007, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years. The carrying amount of intangible assets as at June 30, 2008 and December 31, 2007 is as follows:

	June 30,	December 31,
	2008	2007
	$	$

Gross carrying amount	182,552	182,552
Accumulated amortization	(36,182)	(31,617)
Net carrying amount	146,370	150,935

Amortization expense of intangible assets for the three and six months ended June 30, 2008 and 2007 were $2.3 million ($2.3 million – 2007) and $4.6 million ($4.6 million – 2007), respectively.
The carrying amount of goodwill as at June 30, 2008 and December 31, 2007 for the Partnership’s reporting segments is as follows:

	Liquefied	Suezmax
	Gas	Tanker
	Segment	Segment	Total
	$	$	$
Balance as at June 30, 2008 and December 31, 2007	35,631	3,648	39,279

7. Advances to and from Joint Venture Partners

	June 30,	December 31,
	2008	2007
	$	$
Advances to QGTC Nakilat (1643-6) Holdings Corporation (See Note 11g)	9,305	9,631

Advances from BLT LNG Tangguh Corporation (See Note 11f)	1,179	615
Advances from Qatar Gas Transport Company Ltd. (Nakilat)	28	—

Total advances from joint venture partners	1,207	615

Advances to and from joint venture partners are non-interest bearing and unsecured. The Partnership did not incur interest expense from the advances during the three and six months ended June 30, 2008 and 2007.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
8. Long-Term Debt

	June 30,	December 31,
	2008	2007
	$	$
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	100,000	10,000
U.S. Dollar-denominated Term Loan due through 2019	433,976	446,435
U.S. Dollar-denominated Term Loan due through 2020	659,134	—
U.S. Dollar-denominated Term Loan due through 2020 (1)	149,011	600,990
U.S. Dollar-denominated Term Loan due through 2021(1)	280,789	207,148
U.S. Dollar-denominated Unsecured Loan(1)	1,144	1,144
U.S. Dollar-denominated Unsecured Demand Loan	15,814	16,002
Euro-denominated Term Loans due through 2023	473,321	443,992

Total	2,113,189	1,725,711
Less current portion	65,481	36,844
Less current portion(1)	51,882	34,665

Total	1,995,826	1,654,202

(1)	As at June 30, 2008, long-term debt related to newbuilding vessels to be delivered was $430.9 million (December 31, 2007 — $809.3 million). See Note 13a.
As at June 30, 2008, the Partnership had three long-term revolving credit facilities available, which, as at such date, provided for borrowings of up to $604.4 million, of which $504.4 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the revolving credit facilities reduces by $15.3 million (second half of 2008), $31.0 million (2009), $31.6 million (2010), $32.2 million (2011), $32.9 million (2012) and $461.4 million (thereafter). All the revolving credit facilities may be used by the Partnership to fund General Partnership purposes and to fund cash distributions. The Partnership is required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of the Partnership’s vessels, together with other related collateral, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.
The Partnership has a U.S. Dollar-denominated term loan outstanding, which as at June 30, 2008, totaled $434.0 million, of which $265.8 million bears interest at a fixed rate of 5.39% and requires quarterly payments. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56 million for each of the three vessels due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related collateral and a guarantee from the Partnership.
The Partnership has a U.S. Dollar-denominated term loan outstanding, which, as at June 30, 2008, totaled $808.1 million, of which $329.6 million bears interest at a fixed rate of 5.36% and requires quarterly payments. The remaining $478.5 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $110 million for each of the three vessels and approximately $75 million for the fourth vessel due at maturity in 2020. Following delivery of each of the vessels, another tranche totaling approximately $35 million will be advanced under the loan facility in quarterly installments until 2014 and will then be repaid in quarterly payments until maturity in 2020. The $808.1 million term loan represents 100% of the RasGas 3 term loan which was used to fund advances on similar terms and conditions to the joint venture. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related collateral and a guarantee from the Partnership.
Teekay Tangguh Holdings Corporation (or Teekay Tangguh) owns a 70% interest in Teekay BLT Corporation (or the Teekay Tangguh Joint Venture). The Teekay Tangguh Joint Venture owns two LNG newbuilding carriers (or the Tangguh LNG Carriers), scheduled for delivery November 2008 and March 2009, respectively, and the related 20-year fixed-rate, time-charter contracts. On November 1, 2006, the Partnership agreed to purchase Teekay Corporation’s 100% interest in Teekay Tangguh, which caused the Partnership to become the primary beneficiary of this variable interest entity (see Note 13). As at June 30, 2008, Teekay Tangguh Joint Venture had a loan facility, which, as at such date, provided for borrowings of up to $392.0 million, of which $111.2 million was undrawn. Interest payments on the loan are based on LIBOR plus margins. At June 30, 2008, the margins ranged between 0.30% and 0.80%. Following delivery of the vessels, interest payments on one tranche under the loan facility will be based on LIBOR plus 0.30%, while interest payments on the second tranche will be based on LIBOR plus 0.625%. Commencing three months after delivery of each vessel, one tranche (total value of $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95 million bullet payment per vessel at the end of the twelve-year term. This loan facility is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other collateral and is guaranteed by Teekay Corporation. Upon transfer of the ownership of Teekay Tangguh Joint Venture from Teekay Corporation to the Partnership, the rights and obligations of Teekay Corporation under the guarantee, may, upon the fulfillment of certain conditions, be transferred to the Partnership.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The Partnership has a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at June 30, 2008, totaled $15.8 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced on February 2008. The loan is repayable on demand no earlier than February 27, 2027.
The Partnership has two Euro-denominated term loans outstanding, which, as at June 30, 2008 totaled 300.4 million Euros ($473.3 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases for the LNG carriers the Madrid Spirit and the Catalunya Spirit (see Note 5). Interest payments are based on EURIBOR plus a margin. The term loans have varying maturities through 2023 and monthly payments that reduce over time. The term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related collateral and guarantees from one of the Partnership’s subsidiaries.
The weighted-average effective interest rate for the Partnership’s long-term debt outstanding at June 30, 2008 and December 31, 2007 was 4.4% and 5.5%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to hedge certain of its floating-rate debt (see Note 12). At June 30, 2008, the margins on the Partnership’s long-term debt ranged from 0.3% to 0.9%.
All Euro-denominated term loans are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due primarily to this revaluation, the Partnership recognized foreign exchange losses of a nominal amount and $33.9 million, and $5.7 million and $10.5 million for the three and six months ended June 30, 2008 and June 30, 2007, respectively.
Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained, provide for a maximum level of leverage, and require one of the Partnership’s subsidiaries to maintain restricted cash deposits. The Partnership’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Partnership is in default under the term loans or the Revolvers.
9. Other Loss — Net

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	$	$	$	$
		(restated)		(restated)
Income tax expense	(8)	(767)	(88)	(1,416)
Equity loss	(1,627)	—	(1,691)	—
Miscellaneous	1,093	(62)	1,092	(129)

Other loss — net	(542)	(829)	(687)	(1,545)

10. Comprehensive Income (Loss)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	$	$	$	$
		(restated)		(restated)
Net income (loss) and comprehensive income (loss)	31,716	41,425	(10,507)	47,890

11. Related Party Transactions
a) The Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with administrative, advisory, technical and strategic consulting services. During the three and six months ended June 30, 2008 and 2007, the Partnership incurred $1.6 million and $3.2 million, respectively, of these costs, compared to $1.6 million and $3.0 million, respectively, for the same periods last year.
During the three and six months ended June 30, 2008, nil and $3.1 million, respectively, of interest expenses attributable to the operations of the Kenai LNG Carriers were incurred by Teekay Corporation and have been allocated to the Partnership as part of the Dropdown Predecessor, compared to nil and nil, respectively, for the same periods last year.
b) The Partnership reimburses the General Partner for all expenses incurred by the General Partner or its affiliates that are necessary or appropriate for the conduct of the Partnership’s business. During the three and six months ended June 30, 2008 and 2007, the Partnership incurred $0.2 million and $0.5 million, respectively, of these costs, compared to $0.1 million and $0.2 million, respectively, for the same periods last year.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
c) The Partnership is a party to an agreement with Teekay Corporation pursuant to which Teekay Corporation provides the Partnership with off-hire insurance for its LNG carriers. During the three and six months ended June 30, 2008 and 2007, the Partnership incurred $0.6 million and $1.0 million of these costs, respectively, compared to $0.4 million and $0.7 million, respectively, for the same periods last year.
d) In connection with the Partnership’s initial public offering in May 2005, the Partnership entered into an omnibus agreement with Teekay Corporation, the General Partner and other related parties governing, among other things, when the Partnership and Teekay Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers.
In December 2006, the omnibus agreement was amended in connection with the initial public offering of Teekay Offshore Partners L.P. (or Teekay Offshore). As amended, the agreement governs, among other things, when the Partnership, Teekay Corporation and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, floating storage and offtake units and floating production, storage and offloading units.
e) The Partnership’s Suezmax tanker, the Toledo Spirit, which was delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the otherwise fixed hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 18 years, although the charterer has the right to terminate the time charter in July 2018. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. During the three and six months ended June 30, 2008, no payments were owing to Teekay Corporation as a result of this agreement (see Note 12), compared to payments to Teekay Corporation of $1.0 million and $1.9 million, respectively, for the same periods last year.
f) On November 1, 2006, the Partnership agreed to acquire from Teekay Corporation its 70% interest in the Teekay Tangguh Joint Venture, which owns the two newbuilding Tangguh LNG Carriers and the related 20-year, fixed-rate time charters to service the Tangguh LNG project in Indonesia. The purchase will occur upon the delivery of the first newbuilding, which is scheduled for November 2008. The estimated purchase price (net of assumed debt) for Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture is $85 million, which will depend upon the total construction cost of the vessels. The customer will be The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. Teekay Corporation has contracted to construct the two double-hull Tangguh LNG Carriers of 155,000 cubic meters each at a total delivered cost of approximately $376.9 million, excluding capitalized interest, of which the Partnership will be responsible for 70%. As at June 30, 2008, payments made towards these commitments by the Teekay Tangguh Joint Venture totaled $303.3 million, excluding $32.9 million of capitalized interest and other miscellaneous construction costs, and long-term financing arrangements existed for all of the remaining $73.6 million unpaid cost of the LNG carriers. As at June 30, 2008, the scheduled timing for these remaining payments were $37.6 million in 2008 and $36.1 million in 2009. The charters will commence upon vessel deliveries, which are scheduled for November 2008 and March 2009. The Partnership will have operational responsibility for the vessels in this project. The remaining 30% interest in the Teekay Tangguh Joint Venture relating to this project is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk.
In June 2008, the Teekay Tangguh Joint Venture repaid $19.6 million of its contributed capital to Teekay Corporation as part of normal advance repayments.
g) On November 1, 2006, the Partnership agreed to acquire from Teekay Corporation its 100% interest in Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)), which in turn owns 40% of Teekay Nakilat (III) Corporation (RasGas 3 Joint Venture). RasGas 3 Joint Venture owns four LNG carriers (the RasGas 3 LNG Carriers) and related 25-year, fixed-rate time charters (with options to extend up to an additional 10 years) to service expansion of an LNG project in Qatar. The customer is Ras Laffan Liquefied Natural Gas Co. Limited (3), a joint venture company between Qatar Petroleum and a subsidiary of ExxonMobil Corporation. The joint venture contracted to construct the four double-hulled RasGas 3 LNG Carriers of 217,000 cubic meters each at a total delivered cost of approximately $1.0 billion, excluding capitalized interest, of which the Partnership will be responsible for 40%. The first three vessels delivered on May 6, June 12 and June 30, 2008, respectively. As at June 30, 2008, payments made towards the commitment by the RasGas 3 Joint Venture for the fourth vessel totaled $248.4 million, excluding capitalized interest and other miscellaneous construction costs (of which Teekay Corporation’s 40% contribution was $99.3 million), and long-term financing arrangements existed for all of the remaining $49.7 million unpaid cost of the LNG carrier, to be made in 2008.
Teekay Nakilat (III) and QGTC Nakilat (1643-6) Holdings Corporation (or QGTC 3) are joint and several borrowers with respect to the RasGas 3 term loan and interest rate swap obligations. As a result, the Partnership has reflected on its balance sheet 100 percent of the RasGas 3 term loan and interest rate swap obligations rather than only 40% of such amounts. The loan and the joint venture partner’s share of the swap obligations are reflected as advances to joint venture and advances to joint venture partner, respectively.
On May 6, 2008, the Partnership acquired Teekay Corporation’s 100% ownership interest in Teekay Nakilat (III) in exchange for a non-interest bearing and unsecured promissory note. The estimated purchase price (net of assumed debt) of $110 million is subject to refinement upon determination of the final construction costs of all four RasGas 3 LNG Carriers. The Partnership paid $49.1 million of this amount during the quarter ended June 30, 2008. This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets was accounted for as an equity distribution to Teekay Corporation. The remaining 60% interest in the RasGas 3 Joint Venture is held by QGTC 3. The Partnership will have operational responsibility for the vessels in this project, although the joint venture partner may assume operational responsibility beginning 10 years following delivery of the vessels.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
h) On October 31, 2006, the Partnership acquired Teekay Corporation’s 100% ownership interest in Teekay Nakilat Holdings Corporation (or Teekay Nakilat Holdings). Teekay Nakilat Holdings owns 70% of Teekay Nakilat, which in turn has a 100% interest as the lessee under capital leases relating to three LNG carriers delivered in late 2006 and early 2007 (the RasGas II LNG Carriers). The final purchase price for the 70% interest in Teekay Nakilat was $102.0 million. The Partnership paid $26.9 million of this amount during 2006 and $75.1 million during 2007. This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets was accounted for as an equity distribution to Teekay Corporation. The purchase occurred upon the delivery of the first LNG carrier in October 2006.
i) In January 2007, the Partnership acquired a 2000-built LPG carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18.5 million. This transaction was concluded between two entities under common control and, thus, the vessel acquired was recorded at its historical book value. The excess of the book value over the purchase price of the vessel was accounted for as an equity contribution by Teekay Corporation. The purchase was financed with one of the Partnership’s revolving credit facilities. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA, and has a remaining contract term of eight years.
j) In March 2007, one of our LNG carriers, the Madrid Spirit, sustained damage to its engine boilers. The vessel was off-hire for approximately 86 days during 2007. Since Teekay Corporation provides the Partnership with off-hire insurance for its LNG carriers, the Partnership’s exposure was limited to fourteen days of off-hire, of which seven days was recoverable from a third-party insurer. In July 2007, Teekay Corporation paid approximately $6.0 million to the Partnership for loss-of-hire.
k) In April 2008, the Partnership acquired two 1993-built LNG vessels (the Kenai LNG Carriers) from Teekay Corporation for a purchase price of $230.0 million. The Partnership has financed the acquisition with borrowings under one of its revolving credit facilities.
The Partnership is chartering the vessels back to Teekay Corporation at a fixed rate for a period of ten years (plus options exercisable by Teekay Corporation to extend up to an additional fifteen years). During the six months ended June 30, 2008, the Partnership recognized revenues of $9.1 million under this charter.
l) As at June 30, 2008, non-interest bearing advances from affiliates totaled $104.2 million (December 31, 2007 — $40.3 million). These advances are unsecured and have no fixed repayment terms.
12. Derivative Instruments
The Partnership uses derivative instruments in accordance with its overall risk management policy. The Partnership has not designated these derivative instruments as hedges for accounting purposes.
At June 30, 2008, the fair value of the derivative liability relating to the agreement between the Partnership and Teekay Corporation for the Toledo Spirit time charter contract was $27.9 million (see Notes 2 and 11e). Realized and unrealized gains (losses) relating to this agreement have been reflected in voyage revenues. Unrealized mark-to-market gains (losses) included in voyage revenues related to this agreement for Toledo Spirit were $(9.3) million, $13.0 million, $(12.0) million, and $14.4 million, respectively, for the three and six months ended June 30, 2008 and 2007.
The Partnership enters into interest rate swaps which either exchange a receipt of floating interest for a payment of fixed interest or a payment of floating interest for a receipt of fixed interest to reduce the Partnership’s exposure to interest rate variability on its outstanding floating-rate debt and floating-rate restricted cash deposits. The Partnership has not, for accounting purposes, designated its interest rate swaps as cash flow hedges of its USD LIBOR denominated borrowings or restricted cash deposits. The net gain or loss on the Partnership’s interest rate swaps has been reported in interest expense (economic hedges of USD LIBOR denominated borrowings) and interest income (USD LIBOR denominated restricted cash deposits) in the unaudited consolidated statements of income (loss). Unrealized gains (losses) related to interest rate swaps included in interest expense were $76.2 million, $63.6 million, $8.9 million, and $70.9 million, respectively, for the three and six months ended June 30, 2008 and 2007. Unrealized gains (losses) related to interest rate swaps included in interest income were $(23.2) million, $(27.0) million, $3.0 million, and $(31.1) million, respectively, for the three and six months ended June 30, 2008 and 2007.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
As at June 30, 2008, the Partnership was committed to the following interest rate swap agreements related to its EURIBOR and LIBOR-based debt, whereby certain of the Partnership’s floating-rate debt has been swapped with fixed-rate obligations:

			Fair Value /
			Carrying
			Amount of	Weighted-
	Interest	Principal	Asset	Average	Fixed
	Rate	Amount	(Liability)	Remaining Term	Interest Rate
	Index	$	$	(years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	491,954	(4,548)	28.6	4.9
U.S. Dollar-denominated interest rate swaps(3)	LIBOR	228,484	(28,578)	10.7	6.2
U.S. Dollar-denominated interest rate swaps(4)	LIBOR	400,000	(17,733)	7.6	5.0
U.S. Dollar-denominated interest rate swaps(5)	LIBOR	350,000	(15,168)	16.7	5.2
LIBOR-Based Restricted Cash Deposit:
U.S. Dollar-denominated interest rate swaps(2)	LIBOR	479,074	1,686	28.6	4.8
EURIBOR-Based Debt:
Euro-denominated interest rate swaps(6)	EURIBOR	473,320	43,642	16.0	3.8

(1)	Excludes the margins the Partnership pays on its floating-rate debt, which, at June 30, 2008, ranged from 0.3% to 0.9% (see Note 8).

(2)	Principal amount reduces quarterly commencing upon delivery of each LNG newbuilding financed with the indebtedness.

(3)
Included in the principal amount and fair value of the interest rate swaps is $60.3 million and ($5.4) million, respectively, related to the portion of the derivative instrument that the Partnership has not designated as a cash flow hedge.

(4)	Interest rate swaps held in Teekay Nakilat (III) of $400.0 million.

(5)	Interest rate swaps held in Teekay Tangguh, a variable interest entity in which the Partnership is the primary beneficiary.

(6)	Principal amount reduces monthly to 70.1 million Euros ($110.4 million) by the maturity dates of the swap agreements.
The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreement. In order to minimize counterparty risk, the Partnership only enters into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
13. Commitments and Contingencies
(a) On November 1, 2006, the Partnership entered into an agreement with Teekay Corporation to purchase (i) its 100% interest in Teekay Tangguh, which owns a 70% interest in the Teekay Tangguh Joint Venture and (ii) its 100% interest in Teekay Nakilat (III), which owns a 40% interest in the RasGas 3 Joint Venture (see Notes 11f and 11g). The Teekay Tangguh Joint Venture owns the two newbuilding Tangguh LNG Carriers and the related 20-year time charters. The RasGas 3 Joint Venture owns the four RasGas 3 LNG Carriers and the related 25-year time charters. The purchases occur upon the delivery of the first newbuildings for the respective projects, which is scheduled for November 2008 for the Tangguh project and which occurred May 6, 2008 for the RasGas 3 project. The Partnership’s purchase price for these projects, which depends upon the total construction costs of the vessels, is estimated to be $85 million for the 70% interest in the Teekay Tangguh Joint Venture and $110 million for the 40% interest in the RasGas 3 Joint Venture.
Upon delivery of the first RasGas 3 LNG Carrier on May 6, 2008, Teekay Corporation sold its interest in Teekay Nakilat (III) to the Partnership for $110 million in exchange for a non-interest bearing and unsecured promissory note. The Partnership paid $49.1 million of this amount during the second quarter of 2008. The estimated final purchase price remains subject to refinement upon determination of the final construction costs of all four RasGas 3 LNG Carriers.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
In December 2003, the FASB issued FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (or FIN 46(R)). In general, a variable interest entity (or VIE) is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE’s activities, is entitled to receive a majority of the VIE’s residual returns (if no party absorbs a majority of the VIE’s losses), or both, then FIN 46(R) requires that this party consolidate the VIE.
The Partnership has consolidated Teekay Tangguh and Teekay Nakilat (III) in its consolidated financial statements effective November 1, 2006, as both entities became VIE’s and the Partnership became their primary beneficiary on November 1, 2006, upon its agreement to acquire all of Teekay Corporation’s interests in these entities. Upon the Partnership’s acquisition of Teekay Nakilat (III) on May 6, 2008, Teekay Nakilat (III) is no longer a VIE. The assets and liabilities of Teekay Tangguh are reflected in the Partnership’s financial statements at historical cost as the Partnership and the VIE are under common control.
The following table summarizes the balance sheet of Teekay Tangguh as at June 30, 2008 and the combined balance sheets of Teekay Tangguh and Teekay Nakilat (III) as at December 31, 2007:

	June 30,	December 31,
	2008	2007
	$	$
ASSETS
Cash and cash equivalents	25,885	54,711
Advances on newbuilding contracts	322,897	240,773
Investment in and advances to joint venture	—	693,242
Advances to joint venture partner	—	9,631
Other assets	6,323	9,465

Total assets	355,105	1,007,822

LIABILITIES AND SHAREHOLDER’S EQUITY
Accounts payable	241	173
Accrued liabilities	5,135	4,799
Advances from affiliates and joint venture partners	10,188	23,961
Long-term debt relating to newbuilding vessels to be delivered	281,934	809,282
Other long-term liabilities	10,310	28,211

Total liabilities	307,808	866,426
Non-controlling interest	20,289	20,364
Total shareholder’s equity	27,008	121,032

Total liabilities and shareholder’s equity	355,105	1,007,822

The Partnership’s maximum exposure to loss at June 30, 2008, as a result of its commitment to purchase Teekay Corporation’s interests in Teekay Tangguh, is limited to the purchase price of such interest, which is estimated to be $85 million.
(b) In December 2006, the Partnership announced that it has agreed to acquire three LPG carriers from I.M. Skaugen ASA (or Skaugen), which engages in the marine transportation of petrochemical gases and LPG and the lightering of crude oil, for approximately $33.7 million per vessel. The vessels are currently under construction and are expected to deliver between early 2009 and mid-2010. The Partnership will acquire the vessels upon their deliveries and will finance their acquisition through existing or incremental debt, surplus cash balances, proceeds from the issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen at fixed rates for a period of 15 years.
(c) In May 2008, the Partnership announced it has agreed to acquire two technically advanced 12,000 cubic meter newbuilding Multigas ships capable of carrying LNG, LPG or ethylene for a total cost of approximately $94 million. Teekay Corporation has agreed to assume obligations under existing shipbuilding contracts for these vessels from subsidiaries of Skaugen and the Partnership has agreed to acquire the vessels from Teekay Corporation. The vessels are expected to deliver in the first half of 2010 and will then commence service under 15-year fixed-rate charters to Skaugen.
14. Supplemental Cash Flow Information
a) Upon delivery of the last two RasGas II Carriers in the first quarter of 2007, the remaining vessel costs and related lease obligations amounting to $15.3 million were recorded. These transactions were treated as non-cash transactions in the Partnership’s consolidated statements of cash flows for the six months ended June 30, 2007.

b) Net change in parent’s equity in the Dropdown Predecessor includes the equity of the Dropdown Predecessor when initially pooled for accounting purposes and any subsequent non-cash equity transactions of the Dropdown Predecessor.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
15. Partners’ Capital and Net Income (Loss) Per Unit
Partners’ Capital
At June 30, 2008, of our total units outstanding, 42% were held by the public and the remaining units were held by a subsidiary of Teekay Corporation.
Limited Partners’ Rights
Significant rights of the limited partners include the following:
•	Right to receive distribution of available cash within approximately 45 days after the end of each quarter.

•	No limited partner shall have any management power over the Partnership’s business and affairs; the General Partner shall conduct, direct and manage our activities.

•
The General Partner may be removed if such removal is approved by unitholders holding at least 66 2/3% of the outstanding units voting as a single class, including units held by our General Partner and its affiliates.

Subordinated Units
All of the Partnership’s subordinated units are held by a subsidiary of Teekay Corporation. Under the partnership agreement, during the subordination period applicable to the Partnership’s subordinated units, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.
During the three months ended June 30, 2008, 25% of the subordinated units (3.7 million units) were converted into common units on a one-for-one basis as provided for under the terms of the partnership agreement and will participate pro rata with the other common units in distributions of available cash beginning with the August 2008 distribution. The price of the Partnership’s units at the time of conversion was $29.07 on May 19, 2008.
During the quarters ended June 30, 2008 and 2007, net income exceeded the minimum quarterly distribution of $0.4125 per unit and, consequently, the assumed distribution of net income did not result in an unequal distribution of net income between the subordinated unit holders and common unit holders for the purposes of the net income (loss) per unit calculation as defined below.
Incentive Distribution Rights
The General Partner is entitled to incentive distributions if the amount the Partnership distributes to unitholders with respect to any quarter exceeds specified target levels shown below:

Quarterly Distribution Target Amount (per unit)	Unitholders	General Partner
Minimum quarterly distribution of $0.4125	98%	2%
Up to $0.4625	98%	2%
Above $0.4625 up to $0.5375	85%	15%
Above $0.5375 up to $0.65	75%	25%
Above $0.65	50%	50%
During the quarters ended June 30, 2008 and 2007, the Partnership’s net income exceeded $0.4625 per unit and, consequently, the assumed distribution of net income resulted in the use of the increasing percentages to calculate the General Partner’s interest in net income for the purposes of the net income (loss) per unit calculation.
Net Income (Loss) Per Unit
Net income per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) attributable to the Dropdown Predecessor and the amount of net income (loss) allocated to the General Partner’s interest, by the weighted-average number of units outstanding during the period.
As required by Emerging Issues Task Force Issue No. 03-6, Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share, the General Partner’s, common unitholders’ and subordinated unitholder’s interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s partnership agreement, regardless of whether those earnings would or could be distributed. The partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on non-designated derivative instruments, and foreign currency translation gains (losses).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
Pursuant to the Partnership agreement, income allocations are made on a quarterly basis; therefore earnings per limited partner unit for the six months ended June 30, 2008 and 2007 is calculated as the sum of the quarterly earnings per limited partner unit for each of the first two quarters of the year.
16. Income Taxes
As of December 31, 2007, the Partnership had unrecognized tax benefits of 3.4 million Euros (approximately $5.4 million) relating to a re-investment tax credit related to a 2005 annual tax filing. During the quarter ended June 30, 2008, the Partnership received the refund on the re-investment tax credit and met the more-likely-than-not recognition threshold during that quarter. As a result, the Partnership has reflected this refund as a credit to equity as the original vessel sale transaction was a related party transaction reflected in equity.
17. Other Information
In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A. and Eni SpA. The vessels, if constructed, will be chartered at fixed rates, with inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. In accordance with an existing agreement, Teekay Corporation is required to offer to the Partnership its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the vessels.
18. Subsequent Events
a)
On July 30, 2008, the last of the four RasGas 3 LNG Carriers delivered as scheduled. The RasGas 3 LNG Carriers, including the first three delivered in May and June 2008, operate under 25-year, fixed-rate time charters (with options to extend up to an additional 10 years) to service expansion of an LNG project in Qatar. See Note 11g.

b)
On October 7, 2008, the Partnership borrowed $60 million on one its revolving credit facilities to fund a portion of the Partnership’s acquisition of Teekay Nakilat (III) and the future acquisition of Teekay Tangguh.

c)
On November 21, 2008, the first of the two Tangguh LNG Carriers was delivered to Teekay Corporation. Upon delivery of the first vessel to the charterers in December 2008, the Partnership will acquire Teekay Corporation’s 70% interest in the Tangguh Joint Venture.

19. Restatement of Previously Issued Financial Statements
a. Derivative Instruments
In August 2008, the Partnership commenced a review of its application of Statement of Financial Accounting Standards (or SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Based on its review the Partnership concluded that its derivative instruments did not qualify for hedge accounting treatment under SFAS No. 133 for the three and six months ended June 30, 2007. The Partnership’s findings were as follows:
•
One of the requirements of SFAS No. 133 is that hedge accounting is appropriate only for those hedging relationships that a company expects will be highly effective in achieving offsetting changes in fair value or cash flows attributable to the risk being hedged. To determine whether transactions satisfy this requirement, entities must periodically assess the effectiveness of hedging relationships both prospectively and retrospectively. Based on the Partnership’s review, the Partnership concluded that the prospective hedge effectiveness assessment that was conducted for certain of our interest rate swaps on the date of designation was not sufficient to conclude that the interest rate swaps would be highly effective, in accordance with the technical requirements of SFAS No. 133, in achieving offsetting changes in cash flows attributable to the risk being hedged.

•
To conclude that hedge accounting is appropriate, another requirement of SFAS No. 133 is that hedge documentation should specify the method that will be used to assess, retrospectively and prospectively, the hedging instrument’s effectiveness, and the method that will be used to measure hedge ineffectiveness. Documentation for certain of the Partnership’s interest rate swaps did not clearly specify the method to be used to measure hedge ineffectiveness.

•
Certain of the Partnership’s derivative instruments were designated as hedges when the derivative instruments had a non-zero fair value. However, this designation was not appropriate as the Partnership used certain methods of measuring ineffectiveness that are not allowed in the case of non-zero fair value derivatives.

•
One of the Partnership’s Suezmax tankers, the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The Partnership had entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charterer as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership from the charterer as a result of spot rates being in excess of the fixed rate. Prior to April 2007, this agreement with Teekay Corporation was not accounted for as a derivative agreement subject to the provisions of SFAS No. 133, and after April 2007, the agreement was incorrectly accounted for as a cash flow hedge.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
Accordingly, for accounting purposes the Partnership should have reflected the change in fair value of these derivatives as increases or decreases to its net income (loss) on its consolidated statements of income (loss), instead of being reflected as increases or decreases to accumulated other comprehensive income, a component of partners’ equity on the consolidated balance sheets and statements of changes in partners’ equity.
The change in accounting for these transactions does not affect the economics of the derivative transactions or the Partnership’s cash flows, liquidity, or cash distribution to partners.
b. Vessels Acquired from Teekay Corporation
In connection with the Partnership assessing the potential impact of SFAS No. 141(R), which replaces SFAS No. 141 Business Combinations, and is effective for fiscal years beginning after December 15, 2008, the Partnership re-assessed its accounting treatment of interests in vessels it purchased from Teekay Corporation subsequent to the Partnership’s initial public offering in May 2005. The Partnership has historically treated the acquisition of interests in these vessels as asset acquisitions, not business acquisitions. If the acquisitions were deemed to be business acquisitions, the acquisitions would have been accounted for in a manner similar to the pooling of interest method whereby the Partnership’s consolidated financial statements prior to the date the interests in these vessels were acquired by the Partnership would be retroactively adjusted to include the results of these acquired vessels (referred to herein as the Dropdown Predecessor) from the date that the Partnership and the acquired vessels were under common control of Teekay Corporation and had begun operations. Although substantially all of the value relating to these transactions are attributable to the vessels and associated contracts, the Partnership now has determined that the acquisitions should have been accounted for as business acquisitions under United States generally accepted accounting principles (or GAAP).
The impact of the retroactive Dropdown Predecessor adjustments does not affect limited partners’ interest in net income, earnings per unit, or cash distributions to partners.
On January 1, 2007, the Partnership acquired interests in a 2000-built LPG carrier, the Dania Spirit, and the related long-term, fixed rate charter contract from Teekay Corporation. This transaction was deemed to be business acquisition between entities under common control. As a result, the Partnership’s statement of cash flows for the six months ended June 30, 2007 reflects this vessel as if the Partnership had acquired it when the vessel began operations under the ownership of Teekay Corporation on April 1, 2003.
c. Gross-up Presentation of RasGas 3 Joint Venture and Other
Subsequent to the release of its preliminary second quarter financial results, the Partnership reviewed and revised its financial statement presentation of debt and interest rate swap agreements related to its joint venture interest in the RasGas 3 LNG carriers. As a result, certain of the Partnership’s assets and liabilities have been grossed up for accounting presentation purposes. These adjustments do not affect the Partnership’s net income, cash flow, liquidity, cash distributions or partners’ equity in any period.
Through a wholly-owned subsidiary, the Partnership owns a 40 percent interest in the four RasGas 3 LNG carriers. The joint venture partner, a wholly-owned subsidiary of Qatar Gas Transport Company, owns the remaining 60 percent interest. Both wholly-owned subsidiaries are joint and several co-borrowers with respect to the RasGas 3 term loan and related interest rate swap agreements. Previously, the Partnership recorded 40 percent of the RasGas 3 term loan and interest rate swap obligations in its financial statements. The Partnership has made adjustments to its balance sheet to reflect 100 percent of the RasGas 3 term loan and interest rate swap obligations, as well as offsetting increases in assets, for the fourth quarter of 2006 through the first quarter of 2008. The Partnership has also made adjustments to its statements of income (loss) to reflect 100 percent of the interest expense (three and six months ended June 30, 2007 — $4.3 million and $9.0 million, respectively) on the RasGas 3 term loan with an offsetting amount to interest income from its advances to the joint venture. These RasGas 3 balance sheet adjustments do not result in any increase to the Partnership’s net exposure in this joint venture. The Partnership has also restated certain other items primarily related to accounting for the non-controlling interest in the Partnership’s joint venture and VIEs.
As a result of the conclusions described above in this Note 19, the Partnership is restating herein its historical statements of income (loss) for the three and six months ended June 30, 2007 and its cash flows for the six months ended June 30, 2007. Certain of the previously reported figures have been reclassified to conform to the presentation adopted for the restatements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table sets forth a reconciliation of previously reported and restated net income (loss) and partners’/Dropdown Predecessor’s equity as of the date and for the periods shown (in thousands of US dollars):

	Net Income (Loss)		Partners’/Dropdown
	Three Months Ended	Six Months Ended	Predecessor’s Equity At
	June 30,	June 30,	December 31,
	2007	2007	2006
	$	$	$

As Previously Reported	2,461	3,863	718,497
Adjustments:
Derivative Instruments	39,241	45,216	(30,088)
Dropdown Predecessor (1)	—	—	19,740
Other	(277)	(1,189)	(4,959)

As Restated	41,425	47,890	703,190

(1)
Relates to the results for the pre-acquisition period from April 1, 2003 to December 31, 2006 in which the Partnership and the acquired interests in vessel (the Dania Spirit) were both under the common control of Teekay Corporation.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table presents the effect of the restatement on the Partnership’s Unaudited Consolidated Statement of Income (Loss) for the six months ended June 30, 2007 (in thousands of U.S. dollars, except unit and per unit amounts):

	Six Months Ended June 30, 2007
		Adjustments
			Gross-up
		Derivative	Presentation
	As Reported	Instruments	and Other	As Restated
	$	$	$	$

VOYAGE REVENUES	123,611	14,408	—	138,019

OPERATING EXPENSES
Voyage expenses	540	—	—	540
Vessel operating expenses	27,751	—	—	27,751
Depreciation and amortization	32,374	—	—	32,374
General and administrative	7,277	—	—	7,277

Total operating expenses	67,942	—	—	67,942

Income from vessel operations	55,669	14,408	—	70,077

OTHER ITEMS
Interest (expense) gain	(66,166)	75,905	(6,926)	2,813
Interest income (loss)	24,117	(31,108)	6,926	(65)
Foreign currency exchange loss	(10,482)	—	—	(10,482)
Other loss — net	(791)	(754)	—	(1,545)

Total other items	(53,322)	44,043	—	(9,279)

Income before non-controlling interest	2,347	58,451	—	60,798
Non-controlling interest	1,516	(13,235)	(1,189)	(12,908)

Net income (loss)	3,863	45,216	(1,189)	47,890

General partner’s interest in net income	77			10,207
Limited partners’ interest:
Net income	3,786			37,683
Net income per:
• Common unit (basic and diluted)	0.18			1.18
• Subordinated unit (basic and diluted)	—			0.87
• Total unit (basic and diluted)	0.11			1.05

Weighted-average number of units outstanding:
• Common units (basic and diluted)	20,786,956			20,786,956
• Subordinated units (basic and diluted)	14,734,572			14,734,572
• Total units (basic and diluted)	35,521,528			35,521,528
Cash distributions declared per unit	0.925			0.925

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table presents the effect of the restatement on the Partnership’s Unaudited Consolidated Statement of Income (Loss) for the three months ended June 30, 2007 (in thousands of U.S. dollars, except unit and per unit amounts):

	Three Months Ended June 30, 2007
		Adjustments
			Gross-up
		Derivative	Presentation
	As Reported	Instruments	and Other	As Restated
	$	$	$	$

VOYAGE REVENUES	65,282	13,035	—	78,317

OPERATING EXPENSES
Voyage expenses	274	—	—	274
Vessel operating expenses	13,930	—	—	13,930
Depreciation and amortization	16,555	—	—	16,555
General and administrative	3,759	—	—	3,759

Total operating expenses	34,518	—	—	34,518

Income from vessel operations	30,764	13,035	—	43,799

OTHER ITEMS
Interest (expense) gain	(35,819)	67,551	(4,079)	27,653
Interest income (loss)	13,020	(27,047)	4,079	(9,948)
Foreign currency exchange loss	(5,682)	—	—	(5,682)
Other loss — net	(271)	(558)	—	(829)

Total other items	(28,752)	39,946	—	11,194

Income before non-controlling interest	2,012	52,981	—	54,993
Non-controlling interest	449	(13,740)	(277)	(13,568)

Net income (loss)	2,461	39,241	(277)	41,425

General partner’s interest in net income	49			10,077
Limited partners’ interest:
Net income	2,412			31,348
Net income per:
• Common unit (basic and diluted)	0.11			0.87
• Subordinated unit (basic and diluted)	—			0.87
• Total unit (basic and diluted)	0.07			0.87

Weighted-average number of units outstanding:
• Common units (basic and diluted)	21,327,360			21,327,360
• Subordinated units (basic and diluted)	14,734,572			14,734,572
• Total units (basic and diluted)	36,061,932			36,061,932
Cash distributions declared per unit	0.4625			0.4625

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)
The following table presents the effect of the restatement on the Partnership’s Unaudited Consolidated Statements of Cash Flows for six months ended June 30, 2007 (in thousands of U.S. dollars):

		Six Months Ended June 30,2007
		Adjustments
				Gross-up
		Derivative	Dropdown	Presentation
	As Reported	Instruments	Predecessor	and Other	As Restated
	$	$	$	$	$
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	3,863	45,216	—	(1,189)	47,890
Non-cash items:
Unrealized loss (gain) on derivative instruments	3,133	(57,378)	—	—	(54,245)
Depreciation and amortization	32,374	—	—	—	32,374
Deferred income tax expense	662	754	—	—	1,416
Foreign currency exchange loss	10,522	—	—	—	10,522
Equity based compensation	184	—	—	—	184
Non-controlling interest	(1,516)	13,235	—	1,189	12,908
Accrued interest and other — net	937	(1,827)	—	—	(890)
Change in non-cash working capital items related to operating activities	(7,286)	—	—	—	(7,286)
Expenditures for drydocking	(172)	—	—	—	(172)

Net operating cash flow	42,701	—	—	—	42,701

FINANCING ACTIVITIES
Excess of purchase price over the contributed basis of Teekay Nakilat Holdings Corporation	—	—	—	(4,879)	(4,879)
Distribution to Teekay Corporation for the purchase of Dania Spirit LLC	—	—	(18,548)	—	(18,548)
Proceeds from long-term debt	443,120	—	—	210,071	653,191
Capitalized loan costs	(931)	—	—	—	(931)
Scheduled repayments of long-term debt	(13,113)	—	—	—	(13,113)
Scheduled repayments of capital lease obligations	(4,384)	—	—	—	(4,384)
Prepayments of long-term debt	(160,000)	—	—	—	(160,000)
Proceeds from issuance of common units	86,300	—	—	—	86,300
Advances to affiliates	—	—	(415)	—	(415)
Advances from joint venture partners	22,112	—	—	—	22,112
Repayment of joint venture partner advances	(3,686)	—	—	—	(3,686)
Increase in restricted cash	(82,685)	—	—	—	(82,685)
Cash distributions paid	(33,012)	—	—	—	(33,012)

Net financing cash flow	253,721	—	(18,963)	205,192	439,950

INVESTING ACTIVITIES
Advances to joint venture	(144,270)	—	—	(210,071)	(354,341)
Purchase of Teekay Nakilat Holdings Corporation	(53,726)	—	—	4,879	(48,847)
Purchase of Dania Spirit LLC	(18,546)	—	18,546	—	—
Expenditures for vessels and equipment	(78,857)	—	—	—	(78,857)

Net investing cash flow	(295,399)	—	18,546	(205,192)	(482,045)

Increase (decrease) in cash and cash equivalents	1,023	—	(417)	—	606
Cash and cash equivalents, beginning of the period	28,871	—	417	—	29,288

Cash and cash equivalents, end of the period	29,894	—	—	—	29,894

20. Recent Accounting Pronouncement
In October 2008, the Financial Accounting Standards Board (or FASB) issued Statement of Financial Accounting Standards (or SFAS) No. 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active, which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, SFAS No. 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in SFAS No. 157-3 is effective immediately but does not have any impact on the Partnership’s consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2008
PART I – FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS
Restatement of Previously Issued Financial Statements
The discussion and analysis below reflects the impact of our restatement. Please read Item 1 – Financial Statements: Note 19 – Restatement of Previously Issued Financial Statements for a more detailed discussion of our restated results and the bases for them. The following table sets forth a reconciliation of previously reported and restated net income (loss) for the periods shown (in thousands of US dollars):

	Three Months Ended	Six Months Ended
	June 30, 2007	June 30, 2007
	$	$

Net income, as previously reported	2,461	3,863
Adjustments:
Derivative Instruments	39,241	45,216
Other	(277)	(1,189)

Net income, as restated	41,425	47,890

OVERVIEW
Teekay LNG Partners L.P. is an international provider of marine transportation services for liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil. We were formed in November 2004 by Teekay Corporation, the world’s largest owner and operator of medium sized crude oil tankers, to expand its operations in the LNG shipping sector. Our growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate time charters. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. In executing our growth strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that may provide increased access to emerging opportunities from global expansion of the LNG and LPG sectors. We seek to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we seek to expand our LNG and LPG operations.
SIGNIFICANT DEVELOPMENTS IN 2008
Equity Offerings
On April 23, 2008, we completed a follow-on public offering of 5.0 million common units at a price of $28.75 per unit, for gross proceeds of approximately $143.8 million. On May 8, 2008, the underwriters partially exercised their over-allotment option and purchased an additional 375,000 common units for an additional $10.8 million in gross proceeds to us. Concurrently with the public offering, Teekay Corporation acquired 1.7 million of our common units at the same public offering price for a total cost of $50.0 million. As a result of these equity transactions, we raised gross proceeds of $208.7 million (including our General Partner’s proportionate 2% capital contribution), and Teekay Corporation’s ownership of us was reduced from 63.7% to 57.7% (including its indirect 2% General Partner interest). We used the net proceeds from the equity offerings of approximately $202.5 million to reduce amounts outstanding under our revolving credit facilities which were used to fund the acquisitions of the Kenai LNG Carriers and our interests in the RasGas 3 LNG Carriers described below.
Kenai LNG Carriers
In December 2007, Teekay Corporation acquired the two 1993-built LNG carriers (the Kenai LNG Carriers) from a joint venture between Marathon Oil Corporation and ConocoPhillips for a total cost of $230 million and chartered back the vessels to the seller until April 2009 (with options exercisable by the charterer to extend up to an additional seven years). The specialized ice-strengthened vessels were purpose-built to carry LNG from Alaska’s Kenai LNG plant to Japan.
Teekay Corporation offered these vessels to us in accordance with existing agreements. On April 1, 2008, we acquired these two vessels from Teekay Corporation for a total cost of $230 million and immediately chartered the vessels back to Teekay Corporation for a period of ten years (plus options exercisable by Teekay to extend up to an additional fifteen years). The charter rate is fixed, and does not provide Teekay Corporation with a profit over the net charter rate Teekay Corporation receives from the Marathon Oil Corporation/ConocoPhillips joint venture unless the joint venture exercises its option to extend the term in which case Teekay Corporation will recognize a profit. The charter rate also adjusts to account for changes in vessel operating expenses and provides for Teekay Corporation to pay for drydocking costs (although under the charters the vessels are considered off-hire during drydock).

If the Marathon Oil Corporation/ConocoPhillips joint venture ceases to charter the Kenai LNG Carriers, Teekay Corporation will have the right to cause the conversion of the carriers to floating storage and re-gasification units (or FSRUs). If converted, Teekay Corporation would initially pay conversion costs and continue to pay the time charter rate, adjusted to reflect the lack of vessel operating expense. Upon delivery of a converted carrier, we would reimburse Teekay Corporation for the conversion cost, but would receive an increase in the charter rate to account for the capital expenditure to convert the vessel. In addition, because Teekay Corporation is providing at least ten years of stable cash flow to us, we have agreed that it will not be required to offer to us under other existing agreements any re-charter opportunity for the carriers and it will share in the profits of any future charter or FSRU project in excess of a specified rate of return for us. We have granted Teekay Corporation a right of refusal on any sale of the Kenai LNG Carriers to a third party.
RasGas 3 LNG Carriers
In the second quarter of 2008, three of four newbuilding carriers (the RasGas 3 LNG Carriers) were delivered in May and June 2008 which service expansion of an LNG project in Qatar. Based on a November 1, 2006 agreement that we entered into with Teekay Corporation, upon delivery of the first of the four vessels on May 6, 2008, Teekay Corporation sold to us its 100% interest in Teekay Nakilat (III) Holdings Corporation (or Teekay Nakilat (III)), which owns a 40% interest in Teekay Nakilat (III) Corporation (or RasGas 3 Joint Venture), in exchange for a non-interest bearing and unsecured promissory note from us. The estimated purchase price of $110 million is subject to refinement upon determination of the final construction costs of all four RasGas 3 LNG Carriers. Please read Item 1—Financial Statements: Note 11(g)—Related Party Transactions, for additional information about this transaction and the time-charter contracts under which these vessels operate.
Skaugen Multigas
On May 14, 2008, we agreed to acquire two technically advanced 12,000 cubic meter newbuilding Multigas ships capable of carrying LNG, LPG or ethylene for a total cost of approximately $94 million. Teekay Corporation has agreed to assume obligations under the existing shipbuilding contracts for these vessels from subsidiaries of I.M. Skaugen ASA (Skaugen) and we have agreed to acquire the vessels upon their delivery. The vessels are expected to deliver in the first half of 2010 at which time they will immediately commence service under 15 year fixed-rate charters to Skaugen.
OTHER SIGNIFICANT PROJECTS
Angola LNG Project
In December 2007, a consortium in which Teekay Corporation has a 33% ownership interest agreed to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. The vessels if constructed will be chartered at fixed rates, subject to inflation adjustments, commencing in 2011. The remaining members of the consortium are Mitsui & Co., Ltd. and NYK Bulkship (Europe), which hold 34% and 33% ownership interests in the consortium, respectively. In accordance with an existing agreement, Teekay Corporation is required to offer to us its 33% ownership interest in these vessels and related charter contracts not later than 180 days before delivery of the vessels. Deliveries of the vessels are scheduled for August 2011 to Jan 2012.
RESULTS OF OPERATIONS
We use a variety of financial and operational terms and concepts when analyzing our results of operations. Descriptions of key terms and concepts are included in Item 5. “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2007.
Items You Should Consider When Evaluating Our Results of Operations
Some factors that have affected our historical financial performance or will affect our future performance are listed below:
•
Our financial results reflect the results of the interest in vessels acquired from Teekay Corporation in all periods the vessels were under common control. In April 2008, we acquired interests in two Kenai LNG vessels, the Arctic Spirit and the Polar Spirit, from Teekay Corporation and related long-term fixed rate time charter contracts.

This transaction was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method whereby our financial statements prior to the date the interests in these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were under the common control of Teekay Corporation and had begun operations. As a result, our statement of income (loss) for the six months ended June 30, 2008 reflects the results of operations of these two vessels operations, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation on December 13 and 14, 2007.

•
Our financial results reflect the consolidation of Teekay Tangguh and Teekay Nakilat (III) prior to our purchase of interests in those entities. On November 1, 2006, we entered into an agreement with Teekay Corporation to purchase (a) its 100% interest in Teekay Tangguh Holdings Corporation (or Teekay Tangguh), which owns a 70% interest in Teekay BLT Corporation (or Teekay Tangguh Joint Venture), and (b) its 100% interest in Teekay Nakilat (III), which owns a 40% interest in the RasGas 3 Joint Venture. Teekay Tangguh Joint Venture owns two LNG newbuildings (or the Tangguh LNG Carriers) and related 20-year time charters. RasGas 3 Joint Venture owns the RasGas 3 LNG Carriers and the related 25-year time charters. The purchase agreement with Teekay Corporation provides that the purchases will occur upon the delivery of the first newbuildings for the respective projects, which has occurred for the RasGas 3 Joint Venture and which is scheduled for November 2008 for the Teekay Tangguh Joint Venture. We have been required to consolidate Teekay Tangguh in our consolidated financial statements since November 1, 2006, as this entity is a variable interest entity and we are its primary beneficiary; we likewise consolidated in our financial statements Teekay Nakilat (III) as a variable interest entity of which we were the primary beneficiary from November 1, 2006 until we purchased it on May 6, 2008, as described above. After this purchase, Teekay Nakilat (III) was no longer a variable interest entity and we now equity account for Teekay Nakilat (III)’s investment in the RasGas 3 Joint Venture in our consolidated financial statements. Please read Item 1 — Financial Statements: Notes 11(f) and 11(g) – Related Party Transactions and Note 13(a) — Commitments and Contingencies.

•
The size of our fleet will change. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries. Please read “– Liquefied Gas Segment” below for further details about future vessel deliveries.

•
One of our Suezmax tankers earns revenues based partly on spot market rates. The time charter for one Suezmax tanker, the Teide Spirit, contains a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed a certain threshold amount. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed hire rate, our results may continue to be influenced, in part, by the variable component of the Teide Spirit charter.

•
Our vessel operating costs are facing industry-wide cost pressures.  The shipping industry is experiencing a global manpower shortage due to significant growth in the world fleet. This shortage resulted in crewing wage inflation during 2007 and the first half of 2008, the effect of which is included in the “Results of Operations.” We expect a trend of increasing crew compensation during the remainder of 2008.

We manage our business and analyze and report our results of operations on the basis of two business segments: the liquefied gas segment and the Suezmax tanker segment.
Liquefied Gas Segment
As of June 30, 2008, our operating fleet included twelve LNG carriers (including the three delivered RasGas 3 LNG Carriers, which are accounted for under the equity method) and one LPG carrier. All of our LNG and LPG carriers operate under long-term, fixed-rate time charters. In addition, we expect our liquefied gas segment to increase due to the following:
•
As discussed above, on May 6, 2008 we acquired Teekay Corporation’s 40% interest in the RasGas3 Joint Venture. Please read Item 1 – Financial Statements: Note 13(a) – Commitments and Contingencies. The fourth remaining RasGas 3 LNG Carrier delivered on July 30, 2008. Please read Item 1 – Financial Statements: Note 18 – Subsequent Event.

•
We agreed to acquire upon delivery three LPG carriers (or the Skaugen LNG Carriers) from Skaugen, for approximately $33.7 million per vessel. The vessels are currently under construction and are scheduled to deliver between early 2009 and mid-2010. Please read Item 1 – Financial Statements: Note 13(b) – Commitments and Contingencies.

•
As discussed above, we agreed to acquire upon delivery two Multigas carriers (or the Skaugen Multigas Carriers) from Teekay Corporation for a total cost of approximately $94 million. The vessels are scheduled to deliver during the first half of 2010. Please read item 1 – Financial Statements: Note 13 (c) Commitments and Contingencies.

•
As discussed above, Teekay Corporation is required to offer to us its 33% ownership interest in the consortium relating to the Angola LNG Project not later than 180 days before delivery of the related four newbuilding LNG carriers. Please read Item 1 – Financial Statements: Note 17 – Other Information.

The following table compares our liquefied gas segment’s operating results for the three and six months ended June 30, 2008 and June 30, 2007, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2008 and June 30, 2007 to voyage revenues, the most directly comparable financial measure under United States generally accepted accounting principles (or GAAP). The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. dollars, except revenue days,	Three Months Ended June 30,
calendar-ship-days and percentages)	2008	2007	% Change

Voyage revenues	53,497	44,092	21.3
Voyage expenses	452	8	5550.0

Net voyage revenues	53,045	44,084	20.3
Vessel operating expenses	13,207	8,094	63.2
Depreciation and amortization	14,234	11,551	23.2
General and administrative (1)	3,048	1,871	62.9

Income from vessel operations	22,556	22,568	(0.1)

Operating Data:
Revenue Days (A)	845	724	16.7
Calendar-Ship-Days (B)	910	728	25.0
Utilization (A)/(B)	92.9%	99.5%

(in thousands of U.S. dollars, except revenue days,	Six Months Ended June 30,
calendar-ship-days and percentages)	2008	2007	% Change

Voyage revenues	109,629	81,568	34.4
Voyage expenses	602	13	4530.8

Net voyage revenues	109,027	81,555	33.7
Vessel operating expenses	24,976	16,261	53.6
Depreciation and amortization	28,430	22,365	27.1
General and administrative (1)	5,510	3,659	50.6

Income from vessel operations	50,111	39,270	27.6

Operating Data:
Revenue Days (A)	1,750	1,348	29.8
Calendar-Ship-Days (B)	1,820	1,390	30.9
Utilization (A)/(B)	96.2%	97.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to each segment based on estimated use of corporate resources.
We operated twelve and seven LNG carriers during the six-month periods ended June 30, 2008 and June 30, 2007, respectively. During 2007, we took delivery of two LNG carriers (the RasGas II LNG Carriers) in January and February 2007, respectively (collectively, the 2007 RasGas II Deliveries) as well as one LPG carrier, the Dania Spirit, in January 2007. On April 1, 2008, we purchased the two Kenai LNG Carriers from Teekay Corporation, the Arctic Spirit and the Polar Spirit, however, as they are included as a Dropdown Predecessor, they have been included in our results as if they were acquired on December 13 and 14, 2007, respectively, when they began operations under the ownership of Teekay Corporation. As well, we took delivery of three of the RasGas 3 LNG Carriers on May 6, June 12, and June 30, 2008, respectively. Our total calendar-ship-days increased for the six months ended June 30, 2008, primarily due to the purchase of the Kenai LNG Carriers as well as the full operation in the first quarter of 2008 of the two RasGas II LNG Carriers, which were delivered and partially operated under their 20-year fixed-rate charters in the first quarter of 2007.
During February 2008 our LNG carrier, the Catalunya Spirit, incurred approximately 5.5 days of offhire due to the loss of propulsion. The cost of the repairs was approximately $0.7 million and we recovered $0.5 million under a protection and indemnity policy. The vessel has been repaired and resumed normal operations.
During the quarter ended June 30, 2008, two LNG carriers, the Catalunya Spirit and the Polar Spirit, and our LPG carrier, the Dania Spirit, were off-hire for 34.3 days, 18.5 days and 15.5 days, respectively, for scheduled drydocks. The Galicia Spirit was also off-hire for 2 days relating to the replacement of its dome rings.
Net Voyage Revenues. Net voyage revenues increased for the three and six months ended June 30, 2008, from the same periods last year, primarily as a result of:
•	increases of $8.9 million and $19.1 million for the three and six months ended June 30, 2008 from the purchase of the two Kenai vessels on April 1, 2008;

•	an increase of $5.9 million for the six months ended June 30, 2008 due to the 2007 RasGas II Deliveries during the first quarter of 2007;

•
increases of $2.5 million and $5.4 million for the three and six months ended June 30, 2008, due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar during such periods compared to the same periods last year; and

•
relative increases of $0.3 million and $0.5 million for the three and six months ended June 30, 2008, due to the Madrid Spirit being off-hire 4.2 days and 7 days for repairs for the three and six months ended June 30, 2007;

partially offset by:
•	decreases of $2.6 million and $3.1 million for the three and six months ended June 30, 2008, due to the Catalunya Spirit being off-hire for 34.3 days during 2008 for a scheduled drydock; and

•	decreases of $0.2 million and $0.3 million for the three and six months ended June 30, 2008, due to the Dania Spirit being off-hire for 15.5 days during 2008 for a scheduled drydock.

Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2008, from the same periods last year, primarily as a result of:
•	increases of $3.2 million and $6.2 million for the three and six months ended June 30, 2008 from the purchase of the two Kenai LNG Carriers on April 1, 2008;

•
increases of $1.2 million and $1.8 million for the three and six months ended June 30, 2008, due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such period compared to the same periods last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments.);

•	increases of $1.0 million and $1.2 million for the three and six months ended June 30, 2008, relating to higher crew manning costs and repairs and maintenance costs; and

•
increases of $0.6 million and $1.6 million for the three and six months ended June 30, 2008, relating to RasGas II LNG Carriers, which incurred higher crew manning costs during the second quarter of 2008 offset by the carriers that delivered during the first quarter of 2007;

partially offset by
•
a relative decrease of $1.6 million from crew training costs for the six months ended June 30, 2008 relating to crew training costs incurred in connection with delivery of the two RasGas II LNG Carriers that delivered in the first quarter of 2007; and

•
relative decreases of $0.8 million for the three and six months ended June 30, 2008, relating to the cost of the repairs completed on the Madrid Spirit during the second quarter of 2007 net of estimated insurance recoveries.

Depreciation and Amortization. Depreciation and amortization expense increased for the three and six months ended June 30, 2008, from the same periods last year, primarily as a result of the purchase of two Kenai LNG Carriers in April 2008.
Suezmax Tanker Segment
We have eight Suezmax-class, double-hulled conventional crude oil tankers. All of our Suezmax tankers operate under long-term, fixed-rate time charters.
The following table compares our Suezmax tanker segment’s operating results for the three and six months ended June 30, 2008 and June 30, 2007, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and six months ended June 30, 2008 and June 30, 2007 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our Suezmax tanker segment:

(in thousands of U.S. dollars, except revenue days,	Three Months Ended June 30,
calendar-ship-days and percentages)	2008	2007	% Change
		(restated)	(restated)

Voyage revenues	8,819	34,225	(74.2)
Voyage expenses	197	266	(25.9)

Net voyage revenues	8,622	33,959	(74.6)
Vessel operating expenses	7,585	5,836	30.0
Depreciation and amortization	4,638	5,004	(7.3)
General and administrative (1)	2,697	1,888	42.8

(Loss) income from vessel operations	(6,298)	21,231	(129.7)

Operating Data:
Revenue Days (A)	678	728	(6.9)
Calendar-Ship-Days (B)	728	728	—
Utilization (A)/(B)	93.1%	100.0%

(in thousands of U.S. dollars, except revenue days,	Six Months Ended June 30,
calendar-ship-days and percentages)	2008	2007	% Change
		(restated)	(restated)

Voyage revenues	26,298	56,451	(53.4)
Voyage expenses	455	527	(13.7)

Net voyage revenues	25,843	55,924	(53.8)
Vessel operating expenses	14,223	11,490	23.8
Depreciation and amortization	9,232	10,009	(7.8)
General and administrative (1)	4,690	3,618	29.6

(Loss) income from vessel operations	(2,302)	30,807	(107.5)

Operating Data:
Revenue Days (A)	1,406	1,448	(2.9)
Calendar-Ship-Days (B)	1,456	1,448	0.6
Utilization (A)/(B)	96.6%	100.0%

(1)	Includes direct general and administrative expenses and indirect general and administrative expenses allocated to each segment based on estimated use of corporate resources.
We operated eight Suezmax tankers during the three and six months ended June 30, 2008 and 2007 and, therefore, our total calendar-ship-days remained virtually the same for comparable periods.
Net Voyage Revenues. Net voyage revenues decreased for the three and six months ended June 30, 2008 from the same periods last year, primarily as a result of:
•
decreases of $22.3 million and $26.4 million for the three and six months ended June 30, 2008, relating to the change in fair value of a derivative relating to the agreement between us and Teekay Corporation for the Toledo Spirit time charter contract. We have not designated this derivative as a hedge and as such the change in fair value is reflected in voyage revenues in our consolidated statements of income (loss);

•	decreases of $1.0 million and $1.9 million for the three and six months ended June 30, 2008, relating to revenues earned by the Teide Spirit;

•
decreases of $0.8 million and $0.6 million for the three and six months ended June 30, 2008, due to inflation and interest-rate adjustments to the daily charter rates under the time charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we had corresponding decreases in our lease payments, which are reflected as decreases to interest expense; therefore, these and future interest rate adjustments do not and will not affect our cash flow or net income);

•	decreases of $0.7 million for the three and six months ended June 30, 2008, due to the African Spirit being off-hire for 26 days during 2008 for a scheduled drydock; and

•	decreases of $0.6 million for the three and six months ended June 30, 2008, due to the European Spirit being off-hire for 24 days during 2008 for a scheduled drydock.
Vessel Operating Expenses. Vessel operating expenses increased for the three and six months ended June 30, 2008, from the same periods last year, primarily as a result of:
•	increases of $1.0 million and $1.3 million for the three and six months ended June 30, 2008, relating to higher crew manning, insurance, and repairs and maintenance costs; and

•
increases of $0.7 million and $1.3 million for the three and six months ended June 30, 2008, due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such period compared to the same periods last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew; our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments.)

Depreciation and Amortization. Depreciation and amortization expense for the three and six months ended June 30, 2008 decreased from the same period last year, primarily as a result of a decrease due to an increase in salvage value estimates on our Suezmax tanker fleet.

Other Operating Results
General and Administrative Expenses. General and administrative expenses increased to $5.7 million and $10.2 million for the three and six months ended June 30, 2008, from $3.8 million and $7.3 million for the same periods last year. These increases were primarily the result of annual cost of living increases in salaries and benefits, long term incentive plan accruals as well as additional ship management services provided to us by Teekay Corporation subsidiaries relating to the delivery of the RasGas II LNG Carriers and the purchase of the Kenai LNG Carriers.
Interest (Expense) Gain. Interest (expense) gain increased to $40.4 million for the three months ended June 30, 2008 and interest expense increased to $(65.1) million for the six months ended June 30, 2008, respectively, from interest gains of $27.7 million and $2.8 million for the same periods last year. Interest (expense) gain primarily reflects interest incurred on our capital lease obligations and long-term debt as well as the fair value changes related to our interest rate swap agreements. These changes were primarily the result of:
•	a decrease of $12.6 million for the three months ended June 30, 2008, relating to the change in fair value of our interest rate swaps;

•
decreases of $1.0 million and $1.3 million for the three and six months ended June 30, 2008, from declining interest rates on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time charter contracts for these vessels, we received corresponding decreases in charter payments, which are reflected as a decrease to voyage revenues);

•
decreases of $0.7 million and $1.3 million, respectively, for the three and six months ended June 30, 2008, from the scheduled loan payments on the Catalunya Spirit, and scheduled capital lease repayments on the Madrid Spirit (the Madrid Spirit is financed pursuant to a Spanish tax lease arrangement, under which we borrowed under a term loan and deposited the proceeds into a restricted cash account and entered into a capital lease for the vessel; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash);

•	a decrease of $1.2 million for the six months ended June 30, 2008 relating to the repayment of debt incurred to finance the acquisition of Teekay Nakilat and the Dania Spirit; and

•
decreases of $0.4 million and $0.1 million for the three and six months ended June 30, 2008, relating to the increase in capital lease obligations in connection with the delivery of the RasGas II LNG Carriers;

partially offset by
•	an increase of $62.0 million for the six months ended June 30, 2008, relating to the change in fair value of our interest rate swaps;

•	an increase of $3.1 million for the six months ended June 30, 2008 relating to debt incurred to finance the Kenai acquisition;

•
increases of $1.7 million and $4.9 million for the three and six months ended June 30, 2008, relating to debt of Teekay Nakilat (III) used by the RasGas 3 Joint Venture to fund shipyard construction installment payments (as indicated below, this increase in interest expense is offset by a corresponding increase in interest income from advances to the joint venture); and

•
increases of $1.2 million and $2.2 million for the three and six months ended June 30, 2008, due to the effect on our Euro-denominated debt from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year.

We have not designated our interest rate swaps as hedges and as such change in fair value of the swaps are reflected in interest expense in our consolidated statements of income (loss).
Interest Income (Loss). Interest income (loss) decreased to $(6.0) million for the three months ended June 30, 2008 from $36.8 million for the same period last year. Interest loss increased to $9.9 million for the six months ended June 30, 2008 from $0.1 million for the same period last year. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers, as well as the fair value changes related to our interest rate swap agreements. These changes were primarily the result of:
•
increases of $3.9 million and $34.1 million for the three and six months ended June 30, 2008 relating to the change in fair value of our non-designated RasGas II defeasance deposit interest rate swaps;

•
increases of $0.7 million and $3.8 million for the three and six months ended June 30, 2008, relating to interest-bearing advances made by us to the RasGas 3 Joint Venture for shipyard construction installment payments;

•	increases of $0.4 million for the three and six months ended June 30, 2008, relating to the interest earned on the refund of the re-investment tax credit received in the second quarter of 2008; and

•
increases of $0.3 million and $0.6 million for the three and six months ended June 30, 2008, due to the effect on our Euro-denominated deposits from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year;

partially offset by
•
decreases of $1.1 million and $1.8 million for the three and six months ended June 30, 2008, relating to a decrease in restricted cash used to fund capital lease payments for the RasGas II LNG Carriers.

Foreign Currency Exchange (Losses) Gains. Foreign currency exchange losses were nominal and $33.9 million for the three and six months ended June 30, 2008, compared with losses of $5.7 million and $10.5 million for the same periods last year. These foreign currency exchange losses, substantially all of which were unrealized, are due substantially to the relevant period-end revaluation of Euro-denominated term loans for financial reporting purposes. Losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation.
Liquidity and Capital Resources
Liquidity and Cash Needs
As at June 30, 2008, our cash and cash equivalents was $78.8 million, compared to $91.9 million at December 31, 2007 (of which $25.9 million (2007 — $54.4 million) is only available to the Teekay Tangguh Joint Venture). Our total liquidity including cash, cash equivalents and undrawn long-term borrowings, was $583.2 million as at June 30, 2008, compared to $522.9 million as at December 31, 2007. The increase in liquidity was primarily the result of our equity offerings in April 2008 which generated net proceeds of $202.5 million, our establishing a new $172.5 million revolving facility in June 2008, partially offset by the purchase of the two Kenai LNG Carriers and a partial repayment made on the promissory note due to Teekay Corporation for the purchase of Teekay Nakilat (III).
Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding units and to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, while our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof.
On April 1, 2008, we acquired the two Kenai LNG Carriers from Teekay Corporation for a total cost of $230.0 million. This acquisition was financed with the proceeds from our equity offerings in April 2008 as well as borrowings under one of our revolving credit facilities. Please read Item 1 – Financial Statements: Note 3 – Public Offering and Note 11(k) – Related Party Transactions. On May 6, 2008, with the delivery of the first of the four RasGas 3 LNG Carriers, Teekay Corporation sold to us its 100% interest in Teekay Nakilat (III), which owns a 40% interest in RasGas 3 Joint Venture. The estimated purchase price of $110 million is subject to refinement upon determination of the final construction costs of all four LNG carriers. This purchase was financed using one of our revolving credit facilities. Please read Item 1 – Financial Statements: Note 11(g) – Related Party Transactions.
We will need to use certain of our available liquidity or we may need to raise additional capital to finance existing capital commitments. We are required to purchase five of our Suezmax tankers, currently on capital lease arrangements, at various times from late-2008 to 2011. We anticipate that we will purchase these tankers by assuming the outstanding financing obligations that relate to them. However, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. In addition, we are committed to acquiring Teekay Corporation’s 70% interest in the Teekay Tangguh Joint Venture, the three Skaugen LPG Carriers and the two Skaugen Multigas Carriers. These additional purchase commitments, which are scheduled to occur in 2008, 2009 and 2010 total $280.1 million. These purchases will be financed with one of our existing revolving credit facilities, incremental debt, surplus cash balances, proceeds from the issuance of additional common units, or combinations thereof. Please read Item 1 – Financial Statements: Note 13 — Commitments and Contingencies.
Cash Flows. The following table summarizes our sources and uses of cash for the periods presented:

	Six Months Ended June 30,
(in thousands of U.S. dollars)	2008	2007
		(restated)

Net cash flow from operating activities	65,261	42,701
Net cash flow from financing activities	267,304	439,950
Net cash flow from investing activities	(345,645)	(482,045)
Operating Cash Flows. Net cash flow from operating activities increased to $65.3 million for the six months ended June 30, 2008, from $42.7 million for the same period in 2007, primarily reflecting the increase in operating cash flows from the purchase of the two Kenai LNG Carriers in April 2008, and the timing of our cash receipts and payments, offset by an increase of $7.7 million in expenditures for drydocking. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel drydockings tends to be uneven between years.

Financing Cash Flows. Our investments in vessels and equipment have been financed primarily with term loans and capital lease arrangements. Proceeds from long-term debt were $615.8 million and $653.2 million, respectively, for the six months ended June 30, 2008 and 2007. During the six months ended June 30, 2008, we used these funds primarily to fund LNG newbuilding construction payments in the Teekay Tangguh Joint Venture. From time to time we refinance our loans and revolving credit facilities.
During the six months ended June 30, 2008, Teekay Tangguh Joint Venture received net proceeds of $73.6 million from long-term debt borrowings and received $0.6 million from its other joint venture partner, which were used to fund LNG newbuilding construction payments. Please read Item 1 – Financial Statements: Note 13(a) – Commitments and Contingencies.
On April 23, 2008, we completed a follow-on public offering of 5.0 million common units at a price of $28.75 per unit for gross proceeds of approximately $143.8 million. On May 8, 2008, the underwriters partially exercised their over-allotment option and purchased an additional 375,000 common units for an additional $10.8 million in gross proceeds to us. Concurrently with the public offering, Teekay Corporation acquired 1.7 million of our common units at the same public offering price for a total cost of $50.0 million. We used the net proceeds from the equity offerings of approximately $202.5 million (including our General Partner’s proportionate 2% capital contribution) to reduce amounts outstanding under our revolving credit facilities which were used to fund the acquisitions of the Kenai LNG Carriers and our interests in the RasGas 3 LNG Carriers described above. Please read Item 1 – Financial Statements: Note 3 – Public Offering.
Cash distributions paid during the first half of 2008 increased to $45.0 million from $33.0 million for the same period last year. This increase was the result of:
•	a change in our quarterly distribution from $0.4625 per unit in the second quarter of 2007 to $0.55 per unit in the third quarter of 2007; and

•	an increase in the number of units eligible to receive the cash distribution as a result of the public offering and private placement of common units during the second quarter of 2008.
Subsequent to June 30, 2008, cash distributions totaling $25.7 million were declared with respect to the second quarter of 2008, which were paid on August 14, 2008.
In January 2007, we acquired a 2000-built LPG carrier, the Dania Spirit, from Teekay Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18.5 million. The purchase was financed with one of our revolving credit facilities. Since this ownership interest was purchased from Teekay Corporation, a transaction between entities under common control, it has been accounted for at historical cost. Also, as this is included as a Dropdown Predecessor, it has been included for accounting purposes in our results as if it was acquired on April 1, 2003, when it was acquired by Teekay Corporation. The amount of the distribution paid to Teekay Corporation relating to the purchase of the Dania Spirit is reflected as a financing cash flow. Please read Item 1 – Financial Statements: Note 11(k) – Related Party Transactions and Note 19 – Restatement of Previously Issued Financial Statements.
During April 2008, we purchased the two Kenai LNG Carriers from Teekay Corporation for a total cost of $230.0 million, and immediately chartered the vessels back to Teekay Corporation for a period of 10 years (plus options exercisable by Teekay to extend up to an additional 15 years).  Since these ownership interests were purchased from Teekay Corporation, a transaction between entities under common control, they have been accounted for at historical cost. Also, as these vessels were included as a Dropdown Predecessor, they have been included for accounting purposes in our results as if they were acquired in December 2007, when they were acquired by Teekay Corporation. The amount of the distribution paid to Teekay Corporation relating to the purchase of the two Kenai LNG Carriers is reflected as a financing cash flow. These charters are expected to generate approximately $27 million per annum in operating cash flow to us. Please read Item 1 – Financial Statements: Note 11(k) – Related Party Transactions.
Investing Cash Flows. During the six months ended June 30, 2008, Teekay Nakilat (III) advanced $211.5 million to the RasGas 3 Joint Venture. These advances, which were used by the RasGas 3 Joint Venture to fund LNG newbuilding construction payments, were primarily funded with long-term debt.
During the six months ended June 30, 2008, we incurred $83.1 million in expenditures for vessels and equipment. These expenditures represent construction payments for the Teekay Tangguh Joint Venture’s two LNG carrier newbuildings.
In April 2008, we received $5.4 million relating to its Spanish re-investment tax credit. Please read Item 1 – Financial Statements: Note 16 – Income Taxes.
In June 2008, the Teekay Tangguh Joint Venture, returned $19.6 million of its contributed capital back to Teekay Corporation. Please read Item 1 – Financial Statements: Note 11(f) – Related Party Transactions.
Upon the delivery of the first RasGas 3 LNG Carrier in May 2008, we acquired Teekay Nakilat (III), which owns a 40% interest in the four RasGas 3 LNG Carriers, from Teekay Corporation for an estimated purchase price of $110 million, of which we paid $49.1 million in June 2008. Since this ownership interest was purchased from Teekay Corporation, the transaction was between entities under common control and has been accounted for at historical cost. Therefore, the amount reflected as cash used in investing activities for this purchase represents the historical cost of Teekay Corporation. The excess of the purchase price over the contributed basis of Teekay Nakilat (III) has been reflected as a financing cash flow. Please read Item 1 – Financial Statements: Note 11(g) – Related Party Transactions.

During 2006, we acquired a 70% interest in Teekay Nakilat for approximately $102.0 million, of which we paid $26.9 million in 2006. During the first and second half of 2007, we borrowed under our revolving credit facilities and paid an additional $53.7 million and $21.4 million, respectively, towards the purchase price. Since this ownership interest was purchased from Teekay Corporation, the transaction was between entities under common control, and has been accounted for at historical cost. Therefore, the amount reflected as cash used in investing activities for this purchase represents the historical cost of Teekay Corporation. The excess of the purchase price over the contributed basis of Teekay Nakilat has been reflected as a financing cash flow. Please read Item 1 – Financial Statements: Note 11(h) – Related Party Transactions.
Credit Facilities
As at June 30, 2008, we had three long-term revolving credit facilities available which provided for borrowings of up to $604.4 million, of which $504.4 million was undrawn. The amount available under the credit facilities reduces by $15.3 million (second half of 2008), $31.0 million (2009), $31.6 million (2010), $32.2 million (2011), $32.9 million (2012) and $461.4 million (thereafter). Interest payments are based on LIBOR plus a margin. All revolving credit facilities may be used by us to fund General Partnership purposes and to fund cash distributions. We are required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The revolving credit facilities are collateralized by first-priority mortgages granted on seven of our vessels, together with other related collateral, and include a guarantee from us or our subsidiaries of all outstanding amounts.
We have a U.S. Dollar-denominated term loan outstanding, which, as at June 30, 2008, totaled $434.0 million, of which $265.8 million of the term loan bears interest at a fixed rate of 5.39% and has quarterly payments that reduce over time. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56 million for each of the three vessels due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related collateral and guarantees from us.
We have a U.S. Dollar-denominated term loan outstanding, which, as at June 30, 2008, totaled $808.1 million, of which $329.6 million bears interest at a fixed rate of 5.36% and requires quarterly payments. The remaining $478.5 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $110 million for each of the three vessels and approximately $75 million for a fourth vessel due at maturity in 2020. Following delivery of each of the vessels, another tranche (totaling approximately $35 million) will each be advanced under the loan facility in quarterly installments until 2014 and will then be repaid in quarterly payments until maturity in 2020. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related collateral and guarantees from us.
Teekay Tangguh Joint Venture has a loan facility, which, as at June 30, 2008, provided for borrowings of up to $392.0 million, of which $111.2 million was undrawn. Prior to delivery of the two Tangguh LNG Carriers, interest payments on the loan are based on LIBOR plus margins. At June 30, 2008, the margins ranged between 0.30% and 0.80%. Following delivery of the vessels, interest payments on one tranche under the loan facility will be based on LIBOR plus 0.30%, while interest payments on the second tranche will be based on LIBOR plus 0.625%. Commencing three months after delivery of each vessel, one tranche (total value of $324.5 million) reduces in quarterly payments while the other tranche (total value of up to $190.0 million) correspondingly is drawn up with a final $95 million bullet payment per vessel due at the end of the twelve-year term. This loan facility is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other collateral and is guaranteed by Teekay Corporation. Upon transfer of the ownership of Teekay Tangguh Joint Venture from Teekay Corporation to us, the rights and obligations of Teekay Corporation under the guarantee, may, upon the fulfillment of certain conditions, be transferred to us.
We have a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat’s joint venture partner, which, as at June 30, 2008, totaled $15.8 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, commenced February 2008. The loan is repayable on demand no earlier than February 27, 2027.
We have two Euro-denominated term loans outstanding, which, as at June 30, 2008 totaled 300.4 million Euros ($473.3 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases. Interest payments are based on EURIBOR plus margins. The term loans have varying maturities through 2023 and monthly payments that reduce over time. These loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related collateral and guarantees from one of our subsidiaries.
The weighted-average effective interest rates for our long-term debt outstanding at June 30, 2008 and December 31, 2007 were 4.4% and 5.5%, respectively. These rates do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt. At June 30, 2008, the margins on our long-term debt ranged from 0.3% to 0.9%.
Our term loans and revolving credit facilities contain covenants and other restrictions typical of debt financing secured by vessels, including, but not limited to, one or more of the following that restrict the ship-owning subsidiaries from:
•	incurring or guaranteeing indebtedness;

•	changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	making dividends or distributions if we are in default;

•	making capital expenditures in excess of specified levels;

•	making certain negative pledges and granting certain liens;

•	selling, transferring, assigning or conveying assets;

•	making certain loans and investments; and

•	entering into a new line of business.
Certain loan agreements require that minimum levels of tangible net worth and aggregate liquidity be maintained, provide for a maximum level of leverage and require one of our subsidiaries to maintain restricted cash deposits. Our ship-owning subsidiaries may not, in addition to other things, pay dividends or distributions if we are in default under our loan agreements and revolving credit facilities. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels. As at June 30, 2008, we were in compliance with all covenants in our credit facilities and capital leases.

Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at June 30, 2008:

		Balance	2009	2011
		of	and	and	Beyond
	Total	2008	2010	2012	2012
	(in millions of U.S. Dollars)
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	1,639.8	49.9	179.2	174.7	1,236.0
Commitments under capital leases (2)	239.1	12.3	142.8	84.0	—
Commitments under capital leases (3)	1,085.1	12.0	48.0	48.0	977.1
Advances from affiliates and joint venture partners	45.3	1.2	—	—	44.1
Purchase obligations (4)	341.0	145.9	195.1	—	—

Total U.S. Dollar-denominated obligations	3,350.3	221.3	565.1	306.7	2,257.2

Euro-Denominated Obligations: (5)
Long-term debt (6)	473.3	6.3	27.6	258.2	181.2
Commitments under capital leases (2) (7)	223.4	38.5	82.8	102.1	—

Total Euro-denominated obligations	696.7	44.8	110.4	360.3	181.2

Totals	4,047.0	266.1	675.5	667.0	2,438.4

(1)
Excludes expected interest payments of $33.1 million (second half of 2008), $122.2 million (2009 and 2010), $106.8 million (2011 and 2012) and $256.5 million (beyond 2012). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at June 30, 2008, plus margins that ranged up to 0.9% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(2)
Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from late-2009 to 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $35.6 million to $39.2 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing. We are also obligated to purchase one of our existing LNG carriers upon the termination of the related capital leases on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 1 – Financial Statements: Note 5 – Leases and Restricted Cash.

(3)	Existing restricted cash deposits of $487.3 million, together with the interest earned on the deposits, will be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4)
On November 1, 2006, we entered into an agreement with Teekay Corporation to purchase its 70% interest in Teekay Tangguh. The Teekay Tangguh Joint Venture owns two LNG newbuildings. The purchase will occur upon the delivery of the first newbuilding, which is scheduled for November 2008. Please read Item 1 – Financial Statements: Note 11(f) – Related Party Transactions and Note 13(a) — Commitments and Contingencies.

We acquired from Teekay Corporation its 40% interest in the four RasGas 3 LNG Carriers upon the delivery of the first vessel on May 6, 2008. The estimated purchase price is $110 million, of which $49.1 million was paid in June 2008. Please read Item 1 – Financial Statements: Note 11(g) – Related Party Transactions.

In December 2006, we entered into an agreement to acquire the three Skaugen LPG Carriers from Skaugen, for approximately $33.7 million per vessel upon their deliveries scheduled between early-2009 and mid-2010. In May 2008, we agreed to acquire two Multigas carriers from I.M. Skaugen ASA for a total cost of approximately $94 million upon their delivery in the first half of 2010. Please read Item 1 – Financial Statements: Note 13(b) — Commitments and Contingencies.

(5)	Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of June 30, 2008.

(6)
Excludes expected interest payments of $12.0 million (second half of 2008), $46.4 million (2009 and 2010), $25.6 million (2011 and 2012) and $67.2 million (beyond 2012). Expected interest payments are based on EURIBOR at June 30, 2008, plus margins that ranged up to 0.66%, as well as the prevailing U.S. Dollar/Euro exchange rate as of June 30, 2008. The expected interest payments do not reflect the effect of related interest rate swaps that we have used as an economic hedge of certain of our floating-rate debt.

(7)
Existing restricted cash deposits of $198.4 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangement, including our obligation to purchase the vessel at the end of the lease term.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties, can be found in Item 5. Operating and Financial Review and Prospects in our Annual Report on Form 20-F/A for the year ended December 31, 2007.
FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the six months ended June 30, 2008 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:
•	our future financial condition;

•	results of operations and revenues and expenses;

•	LNG, LPG and tanker market fundamentals;

•	future capital expenditures and availability of capital resources to fund capital expenditures;

•	offers of vessels and associated contracts to us from Teekay Corporation;

•	delivery dates of newbuildings;

•	the commencement of service of newbuildings under long-term contracts and of LNG and LPG projects;

•	our liquidity needs; and

•	the expected timing, amount and method of financing for the purchase of joint venture interests and vessels, including our five Suezmax tankers operated pursuant to capital leases.
Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG, LPG or oil; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; LNG or LPG project delays or abandonment; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F/A for the year ended December 31, 2007. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2008
PART I – FINANCIAL INFORMATION
Item 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or EURIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A or better by Standard & Poor’s or Aa3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about our financial instruments at June 30, 2008, that are sensitive to changes in interest rates. For long-term debt and capital lease obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date
	Balance
	of					There-		Fair Value
	2008	2009	2010	2011	2012	after	Total	Asset/(Liability)	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate ($U.S.) (2)	22.6	41.2	32.9	35.0	35.0	860.8	1,027.5	(1,027.5)	3.4%
Variable Rate (Euro) (3) (4)	6.3	13.3	14.3	250.2	8.0	181.2	473.3	(473.3)	5.1%

Fixed-Rate Debt ($U.S.)	19.1	36.2	35.9	35.9	35.9	251.6	414.6	(309.7)	5.4%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.4%	6.1%	5.4%

Capital Lease Obligations (5)(6)
Fixed-Rate ($U.S.) (7)	4.6	120.3	3.9	80.1	—	—	208.9	(208.9)	7.4%
Average Interest Rate (8)	7.5%	8.8%	5.4%	5.5%	—	—	7.4%

Interest Rate Swaps:
Contract Amount ($U.S.) (6) (9)	2.4	11.3	17.9	18.4	18.8	669.7	738.5	(50.8)	5.5%
Average Fixed Pay Rate (2)	6.2%	5.7%	5.5%	5.5%	5.6%	5.5%	5.5%
Contract Amount (Euro) (4) (10)	6.3	13.3	14.3	250.2	8.0	181.2	473.3	43.6	3.8%
Average Fixed Pay Rate (3)	3.8%	3.8%	3.8%	3.8%	3.7%	3.8%	3.8%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of June 30, 2008 ranged from 0.5% to 0.9%. Please read Item 1 – Financial Statements: Note 8 – Long-term Debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3)	Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4)	Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of June 30, 2008.

(5)
Excludes capital lease obligations (present value of minimum lease payments) of 123.4 million Euros ($194.5 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at June 30, 2008, this amount was 125.9 million Euros ($198.4 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6)
Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 1 – Financial Statements: Note 5 – Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at June 30, 2008 totaled $487.3 million, and the lease obligations, which as at June 30, 2008 totaled $469.2 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at June 30, 2008, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat’s capital lease obligations and restricted cash deposits were $492.0 million and $479.1 million, ($4.5) million and $1.7 million, and 4.9% and 4.8% respectively.

(7)	The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(8)	The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9)	The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set quarterly at 3-month LIBOR.

(10)	The average variable receive rate for our Euro-denominated interest rate swaps is set monthly at 1-month EURIBOR.
Spot Market Rate Risk
One of our Suezmax tankers, the Toledo Spirit operates pursuant to a time-charter contract that increases or decreases the otherwise fixed rate established in the charter, depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 17 years, although the charterer has the right to terminate the time charter in July 2018. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. At June 30, 2008, the fair value of this derivative liability was $27.9 million and has been reported in voyage revenues.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
JUNE 30, 2008
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information-Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2007, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2007 Annual Report on Form 20-F.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
On April 23, 2008 and concurrently with the closing of a public offering of our common units, we issued to Teekay Corporation 1.7 million common units at a total cost of $50.0 million, or $28.75 per share, the same price to the public of shares issued in the public offering. The private placement was exempt from registration under Section 4(2) of the Securities Act. We used the net proceeds from the private placement and the public offering of approximately $202.5 million to reduce amounts outstanding under our revolving credit facilities that were used to fund the acquisition of interests in six LNG carriers. Please read Item 1 – Financial Statements: Note 3 – Public Offering.
Item 3 – Defaults Upon Senior Securities
None
Item 4 – Submission of Matters to a Vote of Security Holders
None
Item 5 – Other Information
None
Item 6 – Exhibits
4.18	Agreement, dated June 30, 2008, for a U.S. $172,500,000 Secured Revolving Loan Facility between Arctic Spirit L.L.C., Polar Spirit L.L.C. and DnB Nor Bank A.S.A.
THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:
•	REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3 (NO. 333-137697) FILED WITH THE SEC ON SEPTEMBER 29, 2006

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.
	By:	Teekay GP L.L.C., its General Partner

Date: November 28, 2008	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX
Exhibit No.	Description
4.18	Agreement, dated June 30, 2008, for a U.S. $172,500,000 Secured Revolving Loan Facility between Arctic Spirit L.L.C., Polar Spirit L.L.C. and DnB Nor Bank A.S.A.